Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

entered into by and among

Franchise Group, Inc.,

FREEDOM VCM, INC.

and

FREEDOM VCM SUBCO, INC.

Dated as of May 10, 2023

TABLE OF CONTENTS

Page

Article I Definitions; Interpretation and Construction		2

1.1.	Definitions	2
1.2.	Other Terms	20
1.3.	Interpretation and Construction	20

Article II Closing; Certificate of Merger and Effective Time; The Merger		22

2.1.	Closing	22
2.2.	Certificate of Merger and Effective Time	22
2.3.	The Merger	23

Article III Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation		23

3.1.	Certificate of Incorporation of the Surviving Corporation	23
3.2.	Bylaws of the Surviving Corporation	23
3.3.	Directors of the Surviving Corporation	23
3.4.	Officers of the Surviving Corporation	23

Article IV Effect of the Merger on Capital Stock; Delivery of Merger Consideration		24

4.1.	Effect of the Merger on Capital Stock	24
4.2.	Delivery of Merger Consideration	25
4.3.	Treatment of Equity Awards	29
4.4.	Adjustments to Prevent Dilution	31

Article V Representations and Warranties of the Company		31

5.1.	Organization, Good Standing and Qualification	32
5.2.	Capital Structure	32
5.3.	Corporate Authority; Approval and Fairness	34
5.4.	Governmental Filings; No Violations.	35
5.5.	Compliance with Laws; Licenses.	36
5.6.	Company Reports	38
5.7.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	39
5.8.	Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements; Books and Records	41
5.9.	Litigation	42
5.10.	Absence of Certain Changes	42
5.11.	Material Contracts	42
5.12.	Customers and Suppliers	45
5.13.	Employee Benefits	46

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5.14.	Labor Matters	48
5.15.	Environmental Matters	49
5.16.	Tax Matters	50
5.17.	Real Property.	51
5.18.	Tangible Property	52
5.19.	Intellectual Property; IT Assets	53
5.20.	Privacy	55
5.21.	Insurance	55
5.22.	Takeover Statutes	55
5.23.	Brokers and Finders	55
5.24.	Related Party Transactions	55
5.25.	Inventory	56
5.26.	Product Liability	56
5.27.	No Other Representations or Warranties; Non-Reliance	56

Article VI Representations and Warranties of Parent and Merger Sub		57

6.1.	Organization, Good Standing and Qualification	57
6.2.	Capitalization and Business of Merger Sub	57
6.3.	Corporate Authority	57
6.4.	Governmental Filings; No Violations	57
6.5.	Litigation	58
6.6.	Financing	59
6.7.	Brokers and Finders	61
6.8.	Ownership of Shares or Preferred Shares	61
6.9.	No On-Sale Agreements	61
6.10.	Solvency	61
6.11.	No Other Representations or Warranties; Non-Reliance	62

Article VII Covenants		62

7.1.	Interim Operations	62
7.2.	Acquisition Proposals; Change of Recommendation	66
7.3.	Company Stockholders Meeting	72
7.4.	Obligations of Parent and Merger Sub	73
7.5.	Proxy Statement; Schedule 13E-3 and Other Regulatory Matters	73
7.6.	Intentionally Omitted	78
7.7.	Third-Party Consents	78
7.8.	Information and Access	78
7.9.	Publicity	80
7.10.	Employee Benefits	80
7.11.	Indemnification; Directors’ and Officers’ Insurance	82
7.12.	Treatment of Certain Existing Indebtedness; Financing	83
7.13.	Financing Cooperation	86
7.14.	Takeover Statutes	89
7.15.	Transaction Litigation	89
7.16.	Section 16 Matters	89

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7.17.	Delisting and Deregistration	89
7.18.	Redemption of Series A Preferred Stock	89

Article VIII Conditions to Effect the Closing		90

8.1.	Conditions to Each Party’s Obligation to Effect the Closing	90
8.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	90
8.3.	Conditions to the Company’s Obligation to Effect the Closing	91

Article IX Termination		92

9.1.	Termination by Mutual Written Consent	92
9.2.	Termination by Either the Company or Parent	92
9.3.	Termination by the Company	93
9.4.	Termination by Parent	93
9.5.	Notice of Termination; Effect of Termination and Abandonment	94

Article X Miscellaneous and General		98

10.1.	Survival	98
10.2.	Notices	98
10.3.	Expenses	99
10.4.	Transfer Taxes	99
10.5.	Amendment or Other Modification; Waiver	99
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	100
10.7.	Specific Performance	101
10.8.	Third-Party Beneficiaries	102
10.9.	Fulfillment of Obligations	102
10.10.	Successors and Assigns	103
10.11.	Entire Agreement	103
10.12.	Severability	104
10.13.	Counterparts; Effectiveness	104
10.14.	Non-recourse	104
10.15.	Effect of Breach of Specified Persons	105

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EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A Form of Certificate of Incorporation of the Surviving Corporation

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2023, is entered into by and among Franchise Group, Inc., a Delaware corporation (the “Company”), Freedom VCM, Inc., a Delaware corporation (“Parent”), and Freedom VCM Subco, Inc., a Delaware corporation and an indirectly Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the special committee of the Company Board (the “Special Committee”) has, at a duly convened and held meeting: unanimously (A) approved and declared advisable this Agreement, the Voting Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement, the Voting Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of the Shares, other than Excluded Shares and Shares held by Rolling Stockholders (as defined herein), and (C) resolved to recommend to the Company Board that the holders of the Shares (other than the Rolling Stockholders) adopt this Agreement at any Company Stockholders Meeting (the “Special Committee Recommendation”);

WHEREAS, the Company Board has, at a duly convened and held meeting, acting on the Special Committee Recommendation: (i) unanimously (A) approved and declared advisable this Agreement, the Voting Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement, the Voting Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of the Shares, other than Excluded Shares, and (C) resolved to recommend that the holders of the Shares adopt this Agreement at any Company Stockholders Meeting (the “Company Recommendation”); and (ii) unanimously directed that this Agreement be submitted to the holders of the Shares for their adoption at the Company Stockholder Meeting;

WHEREAS, the board of directors of Parent has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of Merger Sub and its sole stockholder, (c) directed that this Agreement be submitted to its sole stockholder for its adoption and (d) resolved to recommend that its sole stockholder adopt this Agreement;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the Equity Commitment Letter (as defined below) pursuant to which B. Riley Financial, Inc. (the “Guarantor”) has agreed to provide to Parent on the Closing Date the Equity Financing (as defined below);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a limited guarantee by the Guarantor in favor of the Company on the terms and conditions set forth therein (the “Guarantee” or “Limited Guarantee”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Brian R. Kahn and certain affiliated Persons and Andrew Laurence, as beneficial owners of Shares representing, in the aggregate, 36.43% of the issued and outstanding Shares as of the execution and delivery of this Agreement, are entering into a voting agreement with Parent (the “Voting Agreement”), pursuant to which, among other things, such Persons have agreed to vote the Shares and any other equity interests of the Company beneficially owned by each of them in favor of the adoption of this Agreement as more particularly set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, Brian R. Kahn and certain affiliated Persons and Andrew Laurence (the “Rolling Stockholders”) have entered into a rollover contribution agreement (the “Rollover Agreement”), whereby, subject to the provisions contained in the Rollover Agreement, (i) each Rolling Stockholder has agreed, among other things, to, immediately prior to the Effective Time, contribute, transfer and assign all of its right, title and interest in the number of Shares owned by the Rolling Stockholders identified on Schedule I and Schedule II of the Rollover Agreement (as may be adjusted in accordance with the terms thereof, the “Rollover Shares”) to Freedom VCM Holdings, LLC (“TopCo”) and (ii) TopCo has agreed, concurrently with such contribution, to accept such Rollover Shares in exchange for certain TopCo Common Units (as defined in the Rollover Agreement); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

Definitions; Interpretation and Construction

1.1.       Definitions. Unless otherwise specified in this Agreement and subject to Section 1.2 and Section 1.3, the following terms have the meanings set forth in this Section 1.1:

“2L Credit Agreement Modification” has the meaning set forth in Section 7.12(a).

“ABL Credit Agreement” has the meaning set forth in the definition of “Existing Indebtedness.”

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest relating to (a) a merger, joint venture, partnership, exclusive license, consolidation, dissolution, liquidation, tender offer, share exchange, recapitalization, reorganization, spin-off, plan of arrangement, asset purchase, business combination, acquisition or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries by any Third Person or (b) a direct or indirect acquisition, exchange, transfer or other similar transaction (or series of related transactions) by any Third Person of assets or equity securities of the Company or any of its Subsidiaries, that in the case of clauses (a) or (b), if consummated would result in any Third Person, directly or indirectly, becoming the beneficial owner of twenty percent or more of the: (i) total voting power or any class of equity securities of the Company or any of its Subsidiaries; or (ii) consolidated net revenues, consolidated net income or consolidated total assets of the Company, in each case of the foregoing clauses (i) and (ii) of this definition, as of the date of such proposal, offer, inquiry or indication of interest, or acquisition.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that the Rolling Stockholders shall not be deemed Affiliates of the Company or its Subsidiaries for the purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, term sheet memorandum of understanding, agreement in principle or any other similar agreement or document relating to any Acquisition Proposal.

“Alternative Financing” has the meaning set forth in Section 7.12(c).

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means January 1, 2021.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“BK Breach” has the meaning set forth in Section 10.15.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Capitalization Time” means 5:00 p.m. (New York time) on May 5, 2023.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Designation” has the meaning set forth in Section 4.1(b).

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (F) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the Franchise Group, Inc. 401(k) Plan.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other material benefits or material remuneration of any kind, but specifically excluding any Multiemployer Plan.

“Company Board” means the board of directors of the Company, and also includes any committee thereof (other than the Special Committee).

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Employee” means any employee (whether full- or part-time and, including any officer) of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs, Company PRSUs, and Company MPRSUs.

“Company Equity Payments” has the meaning set forth in Section 4.3(e).

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Company Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Assets” means all IT Assets owned by or purported to be owned by the Company or any of its Subsidiaries.

“Company MPRSU” means any outstanding restricted stock unit granted under the Stock Plans that vests based on both the achievement of a specified total shareholder return relative to the Company’s per share price in June 2021 and continued employment or service.

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plans.

“Company PRSU” means any outstanding stock unit granted under the Stock Plans that vests based on both the achievement of performance goals (other than performance goals relating to the Company’s share price) and continued employment or service.

“Company Recommendation” has the meaning set forth in the Recitals.

“Company Recovery Costs” has the meaning set forth in Section 9.5(d).

“Company Registered IP” has the meaning set forth in Section 5.19(a).

“Company Related Parties” means (a) the Company and its Affiliates; and (b) the former, current and future holders of any equity, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates.

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans that vests solely based on continued employment or service.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and an Affiliate of Parent, dated March 7, 2023.

“Consent” has the meaning set forth in Section 5.4(a).

“Continuing Employees” means the Company Employees at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries immediately after the Effective Time.

“Contract” means any legally binding contract, subcontract, agreement, lease, license, sublicense, note, bond, mortgage, loan, indenture; provided, however, that “Contracts” shall not include any Company Benefit Plan.

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“Debt Commitment Letter” has the meaning set forth in Section 6.6(a).

“Debt Financing” has the meaning set forth in Section 6.6(a).

“Debt Financing Source Parties” means the Debt Financing Sources, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and successors and assigns of each of the foregoing; provided that none of Parent, Merger Sub, or any Affiliate thereof shall be a Debt Financing Source Party.

“Debt Financing Sources” means the Persons (including the agents, arrangers and lenders) that have committed to provide, or have otherwise entered into agreements in connection with all or any portion of the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto; provided that neither Parent nor Merger Sub shall be a Debt Financing Source.

“Definitive Agreements” has the meaning set forth in Section 7.12(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under Section 262 of the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2.

“Eligible Shares” means the Shares, the Preferred Shares and the Series A Preferred Shares issued and outstanding immediately prior to the Effective Time, other than, subject to the last sentence of Section 4.2(f), any Excluded Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, deed of trust, security interest of any nature, right of first refusal, right of first offer, lease, sublease, preemptive right, license, sublicense, restriction, easement or any other encumbrance of any kind or nature whatsoever (including any restriction on the right to vote or transfer), whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Equity Commitment Letter” has the meaning set forth in Section 6.6(a).

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letter.

“Equity Financing Sources” has the meaning set forth in Section 6.6(a).

“Equity Financing Syndication” means the sale, transfer or syndication by the Guarantor or any of its Affiliates to any Person (other than the Rolling Stockholders) of any equity interests of Parent or any of its Affiliates or any investment vehicles that are organized to invest in Parent or any of its Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Excluded Information” means (a) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (b) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2020, (c) financial information that the Company or its Affiliates does not maintain in the ordinary course of business, (d) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, or (e) (x) pro forma financial information or pro forma financial statements or (y) projections.

“Excluded Party” means any Third Person (i) who submits a written bona fide Acquisition Proposal to the Company or any of its Representatives after the date of this Agreement and prior to the No-Shop Period Start Date and (ii) whose Acquisition Proposal is determined by the Company Board, in good faith, prior to the start of the No-Shop Period Start Date (acting on the recommendation of the Special Committee and after consultation with outside legal counsel and the Special Committee’s independent financial advisor), to be, or would reasonably be expected to lead to, a Superior Proposal; provided, however, that a Third Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (1) such Acquisition Proposal is withdrawn by such Third Person or (2) such Acquisition Proposal, in the good faith determination of the Company Board (acting on the recommendation of the Special Committee and after consultation with outside legal counsel and the Special Committee’s independent financial advisor), no longer is or would no longer be reasonably expected to lead to a Superior Proposal, including as a result of any modification to the terms thereof.

“Excluded Shares” means the (a) Shares, Preferred Shares and the Series A Preferred Shares owned by Bryant Riley, the Guarantor or any other Wholly Owned Subsidiary of the Guarantor, Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties, (b) Dissenting Shares and (c) Rollover Shares.

“Existing Indebtedness” means (i) the First Lien Credit Agreement, dated as of March 10, 2021, among the Company, Franchise Group Newco PSP, LLC, a Delaware limited liability company (“FG Newco PSP”), Valor Acquisition, LLC, a Delaware limited liability company (“Valor”), Franchise Group Newco Intermediate AF, LLC, a Delaware limited liability company (“FG Newco Intermediate AF”), certain other subsidiaries of the Company party thereto from time to time as guarantors, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A. (“JPM”), in its capacities as administrative agent and collateral agent, (ii) that certain Second Lien Credit Agreement, dated as of March 10, 2021 (the “FRG Second Lien Credit Agreement”), among the Company, FG Newco PSP, Valor, FG Newco Intermediate AF, certain other subsidiaries of the Company party thereto from time to time as guarantors, the lenders party thereto from time to time and Alter Domus (US) LLC, in its capacities as administrative agent and as collateral agent, (iii) the Third Amended and Restated Loan and Security Agreement, dated as of March 10, 2021, among the Company, Valor, FG Newco Intermediate AF, FG Newco PSP, W.S. Badcock Corporation (“WSB”), certain other subsidiaries of the Company party thereto from time to time, as borrowers and guarantors, the lenders party thereto from time to time and JPM, in its capacities as administrative agent and collateral agent (the “ABL Credit Agreement”), (iv) the Master Receivables Purchase Agreement, dated as of December 21, 2021, between WSB and B. Riley Receivables, LLC (“BRR”), (v) the Servicing Agreement, dated as of December 21, 2021, between WSB and BRR, (vi) the Guaranty, dated as of September December 21, 2021, by the Company, as guarantor, in favor of BRR, as confirmed and ratified on December 13, 2022, (vii) the Master Receivables Purchase Agreement, dated as of September 23, 2022, between WSB and B. Riley Receivables II, LLC (“BRR II”), (viii) the Servicing Agreement, dated as of September 23, 2022, between WSB and BRR II, (ix) the Guaranty, dated as of September 23, 2022, by the Company, as guarantor, in favor of BRR II, as confirmed and ratified on January 12, 2023 and on March 31, 2023, in each case, as amended, amended and restated, refinanced, modified, supplemented or otherwise in effect from time to time and (x) such other Indebtedness as set forth on Section 5.11(a)(iv) of the Company Disclosure Schedule.

“Export and Sanctions Regulations” means all applicable sanctions and export control and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Fee Letter(s)” has the meaning set forth in Section 6.6(a).

“Financing” has the meaning set forth in Section 6.6(a).

“Financing Amounts” has the meaning set forth in Section 6.6(c).

“FRG Second Lien Credit Agreement” has the meaning set forth in the definition of Existing Indebtedness.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S. or non-U.S. (including any supranational, federal, national, state or local) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, licensing authority, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Guarantor” has the meaning set forth in the Recitals.

“Guarantor Parties” means the Guarantor and its Affiliates.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation, obligation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or liabilities of such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for finance leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (d) pursuant to securitization or factoring programs or arrangements, (e) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (f) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, in each case to the extent funds have been drawn and are payable thereunder, (g) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (f) of this definition, or (i) for the foregoing clauses (a) through (f) of this definition, all premiums, accrued interest and other payment obligations in respect thereto due or that would become due, in each case, solely as a result of the consummation of the transactions contemplated by this Agreement, including termination fees, prepayment penalties, “breakage costs” or similar payments associated with the repayment of such amounts, if any; provided that Indebtedness shall not include any intercompany indebtedness between or among a Person and/or its Subsidiaries.

“Indemnified Parties” means, collectively, each director or officer of the Company or any of its Subsidiaries, or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, manager, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, in each case, when acting in such capacity.

“Inquiry” means an inquiry, request for discussions or negotiations or request to review non-public information of the Company and its Subsidiaries that would reasonably be expected to lead to an Acquisition Proposal or an Alternative Acquisition Agreement.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies and self-insurance programs and arrangements maintained by the Company or any of its Subsidiaries.

“Intellectual Property” means all intellectual property, industrial or proprietary rights arising under the laws of the United States or any other jurisdiction in the world, including rights in or to: (a) trademarks, service marks, trade names, corporate names, service names, symbols, logos, trade dress, slogans, Internet domain names, social media accounts, uniform resource locators, and other identifiers of origin, in each case, whether or not registered, and any and all common law rights thereto, and registrations and applications for registration thereof and any goodwill associated therewith (collectively, “Trademarks”); (b) patents, patent applications, registrations and invention disclosures, divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) trade secrets, know-how, inventions, discoveries, algorithms, data, designs and other confidential or proprietary information (collectively, “Trade Secrets”); (d) data and related rights, including database rights, and (e) published and unpublished works of authorship, whether copyrightable or not (including software, and website and mobile content), in each case, whether or not registered or sought to be registered, copyrights therein and thereto, together with all common law rights and moral rights therein, and any registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Intervening Event” means an event, change, development, circumstance, fact or effect with respect to the Company and its Subsidiaries occurring after the date of this Agreement that is material to the Company and its Subsidiaries, taken as a whole, that (a) was not reasonably foreseeable (with respect to substance or timing), by the Special Committee as of or prior to the execution and delivery of this Agreement, and (b) first becomes actually known to the Special Committee after the execution and delivery of this Agreement and any time prior to the time the Requisite Company Vote is obtained; provided that: (i) any change in GAAP or in any applicable Law; or (ii) any event, change, development, circumstance, fact or effect (A) that is the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, in the geographic markets in which they operate or where their products or services are sold or sourced (as applicable), (B) that involves or relates to an Acquisition Proposal or a Superior Proposal, (C) related to the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (D) resulting from any event, change, development, circumstance or fact after the execution and delivery of this Agreement in the market price or trading volume of the Shares, individually or in the aggregate, in each case, shall not be deemed to constitute an Intervening Event; provided further that any event, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying, giving rise to or contributing to such facts, events, changes or developments in circumstances contemplated by the foregoing clauses (C) and (D) of this definition may be taken into account in determining whether an Intervening Event has occurred.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, hardware, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation, interfaces or related systems.

“JPM” has the meaning set forth in the definition of “Existing Indebtedness.”

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Schedule and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of those direct reports who would reasonably be expected to have actual knowledge of the matter in question, and (b) with respect to Parent and/or Merger Sub, the actual knowledge of the individuals set forth in Section 1.1 of the Parent Disclosure Schedule and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of those direct reports who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any U.S. or non-U.S. federal, state or local law, statute, constitution, treaty, principle of common law, ordinance, code, standard, rule, regulation, directive, interpretive guidance, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) entered into by the Company or any of its Subsidiaries, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, accreditations, qualifications, rights, privileges, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect (“Effect”) that, individually or in the aggregate is, would or would reasonably be expected to have a materially adverse effect on the assets, liabilities, financial condition, business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that no event, change, development, circumstance, fact or effect arising out of or resulting from any of the following, either individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)       events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the economy, credit, capital, securities or financial markets or political, geopolitical, regulatory or business conditions;

(b)       events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries in which the Company or any of its Subsidiaries operate;

(c)       changes in GAAP or other accounting standards or in any applicable Law (or the enforcement or interpretation of any of the foregoing);

(d)       any failure by the Company or any of its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues, earnings or other financial performance or results of operations for any period; provided that any event, change, development, circumstance, fact or effect underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(e)       any acts of war (whether or not declared), outbreak of hostilities, terrorism or military actions any weather event or natural disaster, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters and other force majeure event or any outbreak of a pandemic or disease outbreaks (including COVID-19), including any escalation or general worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Entity in response to any of the foregoing);

(f)       (i) the taking of any action specifically required by, or the failure to take any action specifically prohibited by, this Agreement (excluding any such actions required to be taken or not taken pursuant to the first sentence of Sections 7.1(a)) or the other Transaction Documents or any actions taken or refrained from being taken by the Company or any of its Subsidiaries upon Parent’s or the Guarantor’s written approval or request;

(g)       the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(h)       any Transaction Litigation;

(i)       any Effect resulting from the execution and delivery of this Agreement and the other Transaction Documents, the pendency or consummation of the Merger or the other transactions contemplated hereby or thereby or the public announcement of any of the foregoing, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, lessors, customers, partners, vendors, regulators, Governmental Entities, or any other third Person; provided, however, that this clause (i) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly relates to such Effect; or

(j)       a change in the market price or trading volume of the Shares on NASDAQ; provided that any event, change, development, circumstance, fact or effect underlying such change in the market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; provided further that, with respect to clauses (a), (b), (c) and (e) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if they disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies of similar size operating in the industries in which the Company or any of its Subsidiaries operate, in which case, only such incremental disproportionate effect shall be taken into account.

“Material Contract” has the meaning set forth in Section 5.11(a)(xviii).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-Recourse Parties” has the meaning set forth in Section 10.14(a).

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of current or former Company Employees outside of the United States.

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 5.2(d).

“Notice Period” has the meaning set forth in Section 7.2(d)(iii).

“Open Source Software” means any software that is licensed or otherwise provided under any license identified as an open source license by the Open Source Initiative (www.opensource.org), including any software that is licensed or otherwise provided under any version of the following licenses: the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, or the Common Development and Distribution License.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, charge, required undertaking, corrective action plan, decision or verdict, whether civil, criminal or administrative, in each case, that is imposed, entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct that is consistent in nature, scope and magnitude with the past practices of such Person.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Original Date” has the meaning set forth in Section 7.3(b).

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any Person associated with or acting on behalf of the Company or any of its Subsidiaries is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, Parent or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other material benefits or material remuneration of any kind.

“Parent Disclosure Schedule” has the meaning set forth in Article VI.

“Parent Recovery Costs” has the meaning set forth in Section 9.5(e).

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” means the paying agent selected by Parent and approved in advance by the Company in writing prior to the Effective Time.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company.

“Per Share Merger Consideration” means $30 per Share in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(ii).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or, if due and payable, that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s, landlords’ or other like Encumbrances arising or incurred in the Ordinary Course of Business that relate to obligations (x) that are not yet due and payable or, if due, are not delinquent or (y) as to which the validity or amount of which is being contested in good faith by appropriate proceedings, for which adequate reserves have been established in accordance with, and to the extent required by, GAAP and which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; (c) other Encumbrances that would be shown by a current title report or other similar report, each to the extent such Encumbrance does not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted; (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Encumbrances relating to intercompany borrowings among a Person and its wholly owned subsidiaries, (f) Encumbrances securing the Existing Indebtedness, (g) “Permitted Encumbrances” as defined in the ABL Credit Agreement, (h) precautionary UCC financing statements (including any assignments), including any filed in respect of any Existing Indebtedness or any other obligation and similar filings made in respect of consignment arrangements or other similar agreements and (i) licenses or other rights granted to Company Intellectual Property in the Ordinary Course of Business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information defined as “personal data”, “personally identifiable information”, “personal information” or other similar term under any Laws relating to privacy or data security or the Company’s or its Subsidiaries’ public policies or public statements relating to privacy or data security.

“Preferred Shares” means any shares of the Company’s preferred stock, par value $0.01 per share.

“Privacy Requirements” means (a) any Laws relating to privacy or data security, (b) any Contracts or other written commitments of the Company and its Subsidiaries relating to privacy or data security, and (c) any public statements or policies adopted by the Company or its Subsidiaries relating to privacy or data security.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation by a Governmental Entity, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Prohibited Modifications” has the meaning set forth in Section 7.12(d).

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

“Real Property” means the Owned Real Property and Leased Real Property.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the approval and adoption of this Agreement by (a) the holders of a majority of the outstanding Shares entitled to vote on such matter and (b) the holders of a majority of the outstanding Shares (other than Shares held by the Rolling Stockholders and their respective Affiliates) entitled to vote on such matter, in each case, at a stockholders’ meeting duly called and held for such purpose.

“Reverse Termination Fee” means an amount equal to $55,000,000.

“Rolling Stockholders” has the meaning set forth in the Recitals.

“Rollover Agreement” has the meaning set forth in the Recitals.

“Rollover Shares” has the meaning set forth in the Recitals.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 13E-3” has the meaning set forth in Section 7.5(a)(i).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series A Preferred Shares” means shares of the Company’s 7.50% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share.

“Share” means any share of the common stock of the Company, par value $0.01 per share.

“Significant Subsidiaries” means the “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X) of the Company.

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Recommendation” has the meaning set forth in the Recitals.

“Specified Person” means BK and Andrew Laurence.

“Stock Plans” means, collectively, the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan and the Franchise Group, Inc. 2019 Omnibus Incentive Plan.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Substantial Detriment” has the meaning set forth in Section 7.5(b)(ii)(E).

“Superior Proposal” means a bona fide written Acquisition Proposal made after the date of this Agreement made by a Third Person (with references to twenty percent being deemed to be replaced with references to fifty percent) that the Special Committee determines in good faith, after consultation with its outside legal counsel and independent financial advisor and after taking into account such legal, financial, regulatory, likelihood of consummation and other aspects of such proposal, as the Special Committee deems relevant, to be more favorable to the Company’s stockholders (other than the Rolling Stockholders and their Affiliates) from a financial point of view than the Merger (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 7.2(d)(iii).

“Surviving Corporation” has the meaning set forth in Section 2.3.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or Law that limits or restricts business combinations or the ability to acquire or vote shares.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, filed or supplied or required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, escheat and unclaimed property obligations, value added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such taxes, duties and assessments (such a Governmental Entity, a “Taxing Authority”).

“Taxing Authority” has the meaning set forth in the definition of “Taxes.”

“Termination Fee” means an amount equal to $20,720,000; provided, that if the Acquisition Proposal that ultimately resulted in a termination by the Company pursuant to Section 9.3(b) or by Parent pursuant to Section 9.4(b) was first received by the Company from an Excluded Party following the date of this Agreement and prior to the No-Shop Period Start Date, the Termination Fee payable pursuant to Section 9.5(c)(iii) shall instead be $10,350,000.

“Third-Party Consents” has the meaning set forth in Section 7.7.

“Third Person” means any Person or Group, other than the Rolling Stockholders, Guarantor Parties, Parent, Merger Sub, or any their respective its Subsidiaries or any Group that includes Rolling Stockholders, Guarantor Parties, Parent, Merger Sub, or any their respective its Subsidiaries.

“Top Customer” has the meaning set forth in Section 5.12(a)(i).

“Top Supplier” has the meaning set forth in Section 5.12(b)(i).

“TopCo” has the meaning set forth in the Recitals.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Documents” has the meaning set forth in Section 10.11(a).

“Transaction Litigation” has the meaning set forth in Section 7.15.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and fees.

“Voting Agreement” has the meaning set forth in the Recitals.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Willful and Material Breach” means a material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by a Party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, such material breach.

1.2.       Other Terms. Each of the capitalized terms used in this Agreement and not defined in Section 1.1 has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3.       Interpretation and Construction.

(a)       The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b)       Unless otherwise specified in this Agreement or the context otherwise requires:

(i)       all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Schedule and the Parent Disclosure Schedule;

(ii)       if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii)       the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv)       words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v)       whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi)       the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(vii)       the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(viii)       all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP;

(ix)       whenever the word “transfer” is used, it shall be deemed to be followed by the words “including, if applicable, pursuant to the division of a limited liability company, limited partnership or other entity”;

(x)       references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(xi)       the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xii)       the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by Parent, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xiii)       references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (x) one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of (I) the Company and accessible by any Specified Persons, Parent or its Representatives or (II) Parent and accessible by the Company and its Representatives, as applicable, in each case in connection with the transactions contemplated by this Agreement prior to the date of this Agreement or (y) information or document is disclosed in the Company Reports filed or furnished on or after the Applicable Date and prior to the date of this Agreement;

(xiv)       when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xv)       all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time; and

(xvi)       all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement mean this Agreement, as amended or otherwise modified from time to time in accordance with Section 10.5.

(c)       The Company Disclosure Schedule and the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect.

(d)       The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

Closing; Certificate of Merger and Effective Time; The Merger

2.1.       Closing. The Closing shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 8:00 a.m. (New York time) or by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, on the fifth Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Parties may agree in writing.

2.2.       Certificate of Merger and Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall (a) cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger, which shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to clause (a) of this Section 2.2, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

2.3.       The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the DGCL.

Article III

Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1.       Certificate of Incorporation of the Surviving Corporation. At the Effective Time, subject to Section 7.11, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read substantially as set forth in Exhibit A, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law.

3.2.       Bylaws of the Surviving Corporation. Subject to Section 7.11, the bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, the Charter and/or by applicable Law.

3.3.       Directors of the Surviving Corporation. The board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

3.4.       Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

Article IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1.       Effect of the Merger on Capital Stock. By virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a)       Merger Consideration. At the Effective Time, each Share (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate representing one or more of such Share(s), and each Book-Entry Share representing one or more of such Share(s), shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.2.

(b)       Series A Preferred Shares. At the Effective Time, each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding, subject to the following sentence, Section 7.18 and the terms and conditions of that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Company, dated as of September 18, 2020 (the “Certificate of Designation”). Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall, at the election of the holder of such Series A Preferred Share in accordance with the Certificate of Designation, convert into the Alternative Conversion Consideration (as defined in the Certificate of Designation) on the Change of Control Conversion Date (as defined in the Certificate of Designation) unless, on or prior to the Change of Control Conversion Date, the Company, solely in accordance with Section 7.18, has provided or provides notice of its election to redeem such Series A Preferred Share pursuant to the terms and conditions of the Certificate of Designation. In the event that the Company provides a notice of election to redeem such Series A Preferred Shares in accordance with Section 7.18, then each holder of such Series A Preferred Shares shall (i) be entitled to receive the redemption value provided in the Certificate of Designation and (ii) forfeit such holder’s Change of Control Conversion Right (as defined in the Certificate of Designation). Notwithstanding anything in this Agreement to the contrary, any (i) election by the holders of Series A Preferred Shares to convert into the Alternative Conversion Consideration pursuant to this Section 4.1(b) must be made in accordance with the terms of Section 8(c) of the Certificate of Designation and (ii) election by the Company to redeem the Series A Preferred Shares pursuant to this Section 4.1(b) must be made in accordance with the terms of Section 6(a) of the Certificate of Designation and shall only be made by the Company to the extent so directed by Parent pursuant to Section 7.18.

(c)       Treatment of Excluded Shares. At the Effective Time, each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 4.2(f) with respect to any Excluded Shares that are Dissenting Shares, provided that any Excluded Shares that are Rollover Shares shall be treated in the manner specified in the Rollover Agreement and clause (d) immediately below.

(d)       Rollover Shares. For the avoidance of doubt, the Rollover Shares shall not be entitled to receive the Per Share Merger Consideration and shall, immediately prior to the Effective Time, be contributed (or otherwise transferred), directly or indirectly, to TopCo (or an Issuing Entity) pursuant to the terms of the Rollover Agreement.

(e)       Merger Sub. At the Effective Time, each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.0001 per share, and shall, together with any outstanding Series A Preferred Shares that are not redeemed pursuant to Section 7.18 or converted into Alternative Conversion Consideration, constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

4.2.       Delivery of Merger Consideration.

(a)       Deposit of Merger Consideration and Paying Agent. At or prior to the Closing, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Shares pursuant to Section 4.1(a) (such cash, the “Exchange Fund”). Pursuant to the Paying Agent Agreement, the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement, and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government or any agency or instrumentality thereof and backed by the full faith and credit of the U.S. government or such agency or instrumentality thereof in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 4.1(a), or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Per Share Merger Consideration in respect of any Dissenting Shares that become Shares entitled to receive the Per Share Merger Consideration pursuant to the last sentence of Section 4.2(f), Parent shall or shall cause the Surviving Corporation to promptly, but in any event within five Business Days, deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.2(b) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement. The Exchange Fund shall not be used for any purposes other than the payment of holders of Shares as contemplated herein.

(b)       Procedures for Surrender.

(i)       As promptly as practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Shares entitled to receive the Per Share Merger Consideration that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii)       With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, but in any event within two Business Days after the Closing Date, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, an amount in cash, in immediately available funds, equal to the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii)       Upon surrender to the Paying Agent of Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 4.2(b)(iii), pursuant to such materials and instructions contemplated by Section 4.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(a), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the product obtained by multiplying (1) the number of Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate so surrendered shall forthwith be cancelled.

(iv)       In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Paying Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such payment has paid any Transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Certificates, or established that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for any such Transfer Taxes in the circumstances described in this Section 4.2(b).

(v)       For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Shares on any amount payable upon the surrender of any Shares.

(c)       Transfers. All Per Share Merger Consideration paid upon surrender of a Certificate or Book-Entry Share in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(d)       Termination of Exchange Fund.

(i)       Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Shares for twelve months from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 shall thereafter look only to Parent or the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(h) and Sections 4.3(a) through 4.3(d), as applicable) in respect thereof.

(ii)       Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Shares shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any Per Share Merger Consideration payable in accordance with this Article IV shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)       Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in a form and substance reasonably acceptable to Parent, of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the product obtained by multiplying (i) the number of Shares represented by such lost, stolen or destroyed Certificate by (ii) Per Share Merger Consideration.

(f)       Appraisal Rights. Subject to the last sentence of this Section 4.2(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and, at the Effective Time, such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares, except the rights provided in Section 262 of the DGCL. The Company shall give Parent (i) prompt written notice and copies of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company, its Subsidiaries or their respective Representatives relating to the Company’s stockholders’ demands of appraisal or any alleged dissenters’ rights and (ii) a reasonable opportunity to direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal or entering into any Contracts with any such Dissenting Stockholders relating thereto. The Company shall not, except with the prior written consent of Parent voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become eligible to receive the transaction consideration pursuant to Section 4.1.

(g)       Payment in Respect of Series A Preferred Shares that are Converted. Parent shall cause the Surviving Corporation to comply with the terms set forth in Section 8 of the Certificate of Designation in respect of the Series A Preferred Shares. If any Series A Preferred Shares are not redeemed pursuant to the Certificate of Designation and Section 7.18 and if any holder of Series A Preferred Shares elects to convert the same into Alternative Conversion Consideration, then Parent shall cause the Surviving Corporation to make the payments required by Section 8 of the Certificate of Designation in the amounts and at the times set forth therein.

(h)       Withholding Rights. Each of Parent, the Surviving Corporation, the Company and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld, (i) such withheld amounts shall be remitted to the applicable Governmental Entity in accordance with applicable Law, and (ii) any such withheld amounts so remitted shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made. If Parent or the Surviving Corporation determines that it or any of its Affiliates, permitted successors or assigns is required to deduct or withhold any amount from any payment hereunder (other than any backup withholding under Section 3406 of the Code (or a similar provision of state, local or foreign Law) or any withholding in respect of Company equity awards covered by Section 4.3) or in connection with the transactions contemplated hereby, as applicable, it shall use commercially reasonable efforts to provide reasonable advance notice to the Company of the intent to deduct or withhold such amount and the basis for such deduction or withholding, and the Parties shall provide for a reasonable opportunity for forms or other documentation to be provided that would, and use commercially reasonable efforts to, mitigate, reduce or eliminate such deduction or withholding.

4.3.       Treatment of Equity Awards.

(a)       Company Options. At the Effective Time, (i) any vesting conditions applicable to any Company Option shall, automatically and without any required action on the part of the holder thereof, accelerate and be vested and exercisable in full, to the extent not vested previously, and (ii) each Company Option shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right by the holder of such Company Option to receive, without interest, as soon as reasonably practicable after the Effective Time (but in any event no later than five Business Days after the Effective Time) an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company Option immediately prior to the Effective Time by (ii) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration, payment or right to consideration or payment.

(b)       Company Restricted Stock Units. Unless otherwise agreed between the holder of a Company RSU and the Company prior to the Effective Time, at the Effective Time, (i) any vesting conditions applicable to any Company RSU shall, automatically and without any required action on the part of the holder thereof, accelerate and be vested in full, to the extent not vested previously, and (ii) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right by the holder of such Company RSU to receive, without interest, as soon as reasonably practicable after the Effective Time (but in any event no later than five Business Days after the Effective Time) an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (B) Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)       Company Performance Stock Units. Unless otherwise agreed between the holder of a Company PRSU and the Company prior to the Effective Time, at the Effective Time, (i) any service-based vesting conditions applicable to any Company PRSU shall, automatically and without any required action on the part of the holder thereof, accelerate and be vested in full, to the extent not vested previously, and any performance-based vesting conditions applicable to any Company PRSU shall, automatically and without any required action on the part of the holder thereof, accelerate and be vested at target performance, and (ii) each Company PRSU shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right by the holder of such Company PRSU to receive, without interest, as soon as reasonably practicable (but in any event no later than five Business Days after the Effective Time) an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such vested Company PRSU immediately prior to the Effective Time by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided that, with respect to any Company PRSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)       Company Market-Based Restricted Stock Units. At the Effective Time, each Company MPRSU shall, automatically and without any action on the part of the holder thereof, be cancelled for no consideration, payment or right to consideration or payment.

(e)       Company Equity Payments. As soon as reasonably practicable after the Effective Time (but no later than five Business Days after the Effective Time), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 4.3(a), Section 4.3(b) and Section 4.3(c) respectively (collectively, prior to withholding of any applicable Taxes required to be withheld therefrom, the “Company Equity Payments”); provided, however, that to the extent the holder of a Company Equity Award did not receive the Company Equity Award in connection with the holder’s status as a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 4.2.

(f)       Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Equity Awards consistent with their intended treatment under Sections 4.3(a) through Section 4.3(f) and (ii) cause the Stock Plans to terminate at or prior to the Effective Time, including to the extent necessary the consent and/or waiver of the holder of the respective Company Equity Award.

4.4.       Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

Article V

Representations and Warranties of the Company

Except (a) as disclosed in the Company Reports filed or furnished by the Company on or after the Applicable Date and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” or “Quantitative and Qualitative Disclosures About Market Risk” to the extent that they are predictive, cautionary or forward-looking in nature); or (b) as set forth in the corresponding sections of the confidential disclosure schedule delivered to Parent by the Company prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1.       Organization, Good Standing and Qualification.

(a)       The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except in the case of the Company’s Subsidiaries, as would not have a Material Adverse Effect, or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the Merger or perform any of its obligations under this Agreement by the Outside Date. The Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to have such power or authority would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the Merger or perform any of its obligations under this Agreement by the Outside Date. The Company and each of its Subsidiaries is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, in each case, except as would not have a Material Adverse Effect.

(b)       The Company has made available to Parent correct and complete copies of the Company’s and the Company’s Significant Subsidiaries’ Organizational Documents that, in each case, are in full force and effect as of the date of this Agreement.

5.2.       Capital Structure.

(a)       The authorized capital stock of the Company consists of 180,000,000 Shares and 20,000,000 Preferred Shares. As of the Capitalization Time: (i) 35,172,623 Shares were issued and outstanding, (ii) 4,541,125 Series A Preferred Shares were issued and outstanding, (iii) 0 Shares were issued and held by the Company in its treasury, (iv) (A) Company Options covering 216,376 Shares (with a weighted exercise price equal to $9.28), (B) Company RSUs covering 506,189 Shares, (C) Company PRSUs covering 454,093 Shares, assuming target performance, and (D) Company MPRSUs covering 803,426 Shares, and (v) no Shares were reserved for issuance other than 1,968,430 Shares reserved for issuance pursuant to the Stock Plans and 8,904,238 Shares reserved for issuance upon conversion of the Series A Preferred Shares. Since the Capitalization Time and through the date of this Agreement, no Stock Plan has been amended or otherwise modified and no Shares, Preferred Shares, or other securities of the Company or any of its Subsidiaries or securities convertible into or exercisable for Shares, Preferred Shares or such securities (including for the avoidance of doubt Company Equity Awards) have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Time and pursuant to the terms of the applicable Stock Plan in effect on the Capitalization Time), and no Shares, Preferred Shares or other securities of the Company or any of its Subsidiaries have been reserved for issuance and no Company Equity Awards have been granted.

(b)       Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively, except for the Series A Preferred Shares.

(c)       The Shares and Series A Preferred Shares constitute the only outstanding classes of securities of the Company or its Subsidiaries registered under the Securities Act and no shares of capital stock of the Company are held by any Subsidiary of the Company.

(d)       Each Company Option (i) was validly issued and granted in compliance with all the terms and conditions of the Stock Plans pursuant to which it was issued, (ii) has an exercise or reference price per Share equal to or greater than the fair market value of a Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee actually awarded such Company Option, and (iv) does not trigger any obligation or liability for the holder thereof under Section 409A of the Code.

(e)       Section 5.2(e) of the Company Disclosure Schedule sets forth: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest owned by such other Person or Persons in each such Subsidiary, and the name of such other Person or Persons.

(f)       Section 5.2(f) of the Company Disclosure Schedule sets forth the Company’s or its Subsidiaries’ capital stock or other direct or indirect equity interest in any Person that is not a Subsidiary of the Company, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity.

(g)       All of the outstanding shares of capital stock or other voting securities of the Company (including, for the avoidance of doubt, the Shares) and the Series A Preferred Shares have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock or other voting securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries, owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance).

(h)       Other than the Company Equity Awards and the Series A Preferred Shares, and except as set forth on Section 5.2(h) of the Company Disclosure Schedule, as of the execution of this Agreement, there are no preemptive, antidilutive or other outstanding rights, subscriptions, options, warrants, conversion rights, exchange rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights (whether or not currently exercisable) of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, exchange, register, redeem, acquire or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(i)       Except as set forth on Section 5.2(i) of the Company Disclosure Schedule, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, providing for registration rights with respect to, the securities of the Company or any of its Subsidiaries.

5.3.       Corporate Authority; Approval and Fairness.

(a)       The Company has all requisite corporate power and authority and, other than obtaining the Requisite Company Vote, has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)       The Special Committee has, at a duly convened and held meeting: (i) unanimously (A) approved and declared advisable this Agreement, the Voting Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement, the Voting Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of the Shares, other than Excluded Shares and Shares held by Rolling Stockholders, and (C) resolved to recommend the Special Committee Recommendation to the Company Board; and (ii) received the opinion of its financial advisor, Jefferies LLC, to the effect that, based upon and subject to the qualifications and assumptions set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, as of the date of such opinion, to the holders of Shares, other than Excluded Shares and Shares held by the Rolling Stockholders. A copy of which opinion shall have been delivered to Parent promptly (but, in any event, within two Business Days) following the date of this Agreement solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c)       The Company Board has, at a duly convened and held meeting, acting on the Special Committee Recommendation: (i) unanimously (A) approved and declared advisable this Agreement, the Voting Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement, the Voting Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of the
Shares, other than Excluded Shares and Shares held by Rolling Stockholders, and (C) resolved to recommend the Company Recommendation and (ii) unanimously directed that this Agreement be submitted to the holders of the Shares for their adoption at the Company Stockholder Meeting.

(d)       Other than obtaining the Requisite Company Vote, no further corporate action is required by the Company Board or the Special Committee in order for the Company to approve this Agreement, the Voting Agreement and the transactions contemplated by this Agreement. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 6.9, the Requisite Company Vote is the only approval of the Shares, the Preferred Shares or any class or series of securities of the Company necessary to approve or adopt this Agreement and the transactions contemplated by this Agreement. Except for any Change of Recommendation made after the execution of this Agreement and in accordance with Section 7.2, the resolutions and determinations of the Special Committee and the Company Board referenced in this Section 5.3 have not been amended or withdrawn.

5.4.       Governmental Filings; No Violations.

(a)       No consent, approval, permits, declarations, order or authorization of, filing, licenses or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Entity is required on the part of the Company or its Subsidiaries in connection with (A) the execution and delivery of this Agreement by the Company; (B) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (C) the consummation of the transactions contemplated by this Agreement, except: (i) such Consents as may be required under the HSR Act or any Antitrust Laws in any case that are applicable to the transactions contemplated by this Agreement, (ii) as required by the DGCL, (iii) required to be made with or obtained from the SEC, (iv) as required to be made with or by the NASDAQ, (v) as required under the Takeover Statutes and state securities and “blue sky” Laws, (vi) other Consents of Governmental Entities set forth in Section 5.4(a) of the Company Disclosure Schedule, and (vii) such other Consents which if not obtained or made would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date (collectively, the “Company Approvals”).

(b)       The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with or a default under the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote and the Company Approvals are obtained, violate, conflict with, result in the breach of, constitute a default (or an event that, with or without notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, result in a right of termination or acceleration pursuant to, require any consent or the provision of notice pursuant to any Material Contract to which the Company or any of its Subsidiaries are party or by which any of their respective properties or assets are bound, or (iii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv) of this Section 5.4(b), as would not have a Material Adverse Effect.

5.5.       Compliance with Laws; Licenses.

(a)       Compliance with Laws.

(i)       Since the Applicable Date, (A) the Company and its Subsidiaries have been in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or the conduct of any of their business or operations and (B) none of the Company or its Subsidiaries have received any written or, to the Knowledge of the Company, oral notice or communication from a Governmental Entity asserting (i) any material noncompliance with any applicable Law or any Order, or any material failure to comply in any respect with any term or requirement of any Order, by the Company or its and (ii) any actual revocation, withdrawal, suspension cancellation, termination or modification of any Order, in each case, except as would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated hereby or perform any of its obligations under this Agreement by the Outside Date.

(ii)       Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, none of the, Company, any of its Affiliates or, to the Knowledge of the Company, the Rolling Stockholders has made, arranged or modified, in any material respect, any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(iii)       The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(b)       FCPA and Other Anti-Bribery Laws.

(i)       Except as would not be reasonably likely to be material to the Company and its Subsidiaries (taken as a whole), none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, their respective owners, directors and employees (including officers) are in compliance with and have complied with, the FCPA and the Other Anti-Bribery Laws.

(ii)       None of the Company or any of its Subsidiaries have, and to the Knowledge of the Company, none of any of their respective owners, directors and employees (including officers) have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any royal or ruling family member or any political party or candidate for public or political office for the purpose of influencing any act or decision of any such Governmental Entity or Person to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of the FCPA or any of the Other Anti-Bribery Laws.

(iii)       The Company and its Subsidiaries have instituted commercially reasonable policies and procedures designed to ensure compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect.

(iv)       Since the Applicable Date there have been no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, and there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case relating to a violation of the FCPA or the Other Anti-Bribery Laws.

(v)       Neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the FCPA or any of the Other Anti-Bribery Laws.

(c)       Export and Sanctions Regulations.

(i)       Except as would not be reasonably likely to be material to the Company and its Subsidiaries (taken as a whole), the Company and each of its Subsidiaries are in compliance and have been in compliance with the Export and Sanctions Regulations.

(ii)       Section 5.5(c)(ii) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of material Licenses held by the Company or any of its Subsidiaries under the Export and Sanctions Regulations, if any.

(iii)       The Company and its Subsidiaries have instituted commercially reasonable policies and procedures designed to ensure compliance with the Export and Sanctions Regulations and have maintained such policies and procedures in full force and effect in all material respects.

(iv)       Since the Applicable Date, there have been no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, and there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case relating to a violation of any Export and Sanctions Regulation.

(v)       Neither the Company nor any of its Subsidiaries has engaged in, nor is now engaging in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or target of sanctions administered by U.S. Department of the Treasury’s Office of Foreign Assets Control or any Person in Cuba, Iran, Sudan, Syria, North Korea, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine.

(vi)       Neither the Company nor any of its Subsidiaries have made a voluntary disclosure to a Governmental Entity related to the Export and Sanctions Regulations

(d)       Licenses. Each of the Company and its Subsidiaries have, and, to the Knowledge of the Company, each Company Employees has obtained, holds and is in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and none of the Company, its Subsidiaries or the Company Employees has received any written or, to the Knowledge of the Company, oral notice or other communication from a Governmental Entity asserting any non-compliance with any such Licenses by the Company or any of its Subsidiaries, in each case, except as would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated hereby or perform any of its obligations under this Agreement by the Outside Date.

5.6.       Company Reports.

(a)       All Company Reports filed or furnished since the Applicable Date have been (and shall have been) filed or furnished on a timely basis and all fees related thereto have been timely paid. Correct and complete copies of each of the Company Reports filed or furnished since the Applicable Date and prior to the date of this Agreement have been made available to Parent (including via the EDGAR system).

(b)       Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will have complied (as applicable), in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, in effect on the date that such Company Report was filed. The Company Reports filed or furnished since the Applicable Date have not and shall not have (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not and shall not have (as applicable), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes Oxley Act.

(c)       To the Knowledge of the Company, none of the Company Reports filed or furnished since the Applicable Date is subject to any pending Proceeding by or before the SEC.

(d)       None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act or is subject to reporting requirements of any non-U.S. Governmental Entity that regulates securities or any applicable non-U.S. securities Law or any exchange or quotation service.

(e)       The Company has made available (including via the EDGAR system) to Parent all material correspondence between the SEC on the one hand, and the Company or any of its Subsidiaries, on the other hand, since the Applicable Date. There are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC comment and neither the SEC nor any other Governmental Entity is conducting any investigation or review of any Company Report.

5.7.       Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)       Since the Applicable Date, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company (with respect to itself and its Subsidiaries) maintains “disclosure controls and procedures” (as defined pursuant to Rule 13a-15 promulgated under the Exchange Act) that are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded and reported within the periods specified in the rules and forms of the SEC to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b)       The Company maintains “internal control over financial reporting” (as defined pursuant to Rule 15d-15 promulgated under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that would reasonably likely to have a material effect on its financial statements.

(c)       The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such control was not effective. Since such date, except as disclosed in the Company’s Reports, there have been no changes in the Company’s internal control over financial reporting. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company did not maintain effective internal control over financial reporting as of December 31, 2022.

(d)       The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)       Since the Applicable Date, no material written or, to the Knowledge of the Company, oral complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from current or former Company Employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent (i) a correct and complete summary of any disclosure made by management to the Company’s auditors and Audit Committee contemplated by Section 5.7(d) since the Applicable Date, (ii) any material written or, to the Knowledge of the Company, oral communication since the Applicable Date made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of the NASDAQ, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board and (iii) a correct and complete summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f)       Since the Applicable Date, to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(g)       To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened regarding any accounting practices of the Company or its Subsidiaries. Since the Applicable Date, there has not been any internal investigation of the Company or any of its Subsidiaries regarding revenue recognition or other material accounting or auditing issues discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company Board or any committee thereof. Since the Applicable Date, to the Knowledge of the Company, (i) no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Laws of the type described in Section 806 of the Sarbanes- Oxley Act by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

5.8.       Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements; Books and Records.

(a)       Financial Statements. Each of the consolidated statements of operations, consolidated balance sheets, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity and consolidated statements of cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared(as applicable), in each case in accordance with applicable Law and GAAP; and (ii) did or will fairly present (as applicable), in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal and recurring year-end audit adjustments). There are no unconsolidated Subsidiaries of the Company.

(b)       No Undisclosed Liabilities. Except for obligations or liabilities (i) reflected or otherwise reserved against in the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement (including the notes thereto), (ii) arising pursuant to this Agreement or incurred in connection with the consummation of the transactions, (iii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet or (iv) that would not have a Material Adverse Effect, there are no obligations or liabilities of the Company or any of its Subsidiaries, known or unknown, whether or not accrued, contingent or otherwise and whether or not required to be disclosed.

(c)       Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and/or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(d)       Books and Records. The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets, obligations and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are correct and complete in all material respects, including, the fact that the minute books contain the minutes of all meetings of the boards of directors, including the Company Board (or other collection of Persons performing similar functions), committees of the boards of directors, including committees of the Company Board (or other collection of Persons performing similar functions) and stockholders and all resolutions passed by the boards of directors, including the Company Board (or other collection of Persons performing similar functions), committees of the boards of directors, including committees of the Company Board (or other collection of Persons performing similar functions) and the stockholders, except that, in the Ordinary Course of Business, minutes of certain recent meetings of the boards of directors, including the Company Board (or other collection of Persons performing similar functions), or committees thereof have not been finalized as of the date of this Agreement. Correct and complete copies of all the minute books of the Company for calendar years 2021 and 2022 have been made available by the Company to Parent.

5.9.       Litigation.

(a)       Since the Applicable Date, there have been no Proceedings against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date.

(b)       Neither the Company nor any of its Subsidiaries (nor any of their respective properties, assets or businesses) is a party to or subject to the provisions of any Order that restricts the manner in which the Company and its Subsidiaries conduct their businesses, except as would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date.

5.10.       Absence of Certain Changes.

(a)       Since December 31, 2022, (i) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and (ii) there has not been any material damage, destruction or other casualty loss with respect to any material property or asset owned, leased or otherwise used by the Company or any of its Subsidiaries (including any Real Property), whether or not covered by insurance.

(b)       Since December 31, 2022 through the date of this Agreement, there has not been any event, change, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, developments, circumstances, facts or effects, has resulted in a Material Adverse Effect.

5.11.       Material Contracts.

(a)       Except as set forth in the respective subsection in Section 5.11 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts in effect as of the date of this Agreement:

(i)       any Contract requiring either (A) annual payments to or from the Company and its Subsidiaries of more than $5 million or (B) aggregate payments to or from the Company and its Subsidiaries of more than $20 million; other than, as applicable, the Existing Indebtedness or any Contract for the purchase of inventory or products by a Subsidiary in the Ordinary Course of Business;

(ii)       any Contract with a Top Customer or Top Supplier;

(iii)       any Company Government Contract;

(iv)       any Contracts relating to Indebtedness, in each case in excess of $5 million other than (A) accounts payables in the Ordinary Course of Business; (B) loans to Subsidiaries of the Company in the Ordinary Course of Business; and (C) extensions of credit to customers in the Ordinary Course of Business;

(v)       Excluding licenses contained in franchise agreements with franchisees entered into in the Ordinary Course of Business, (A) any material Company Intellectual Property is licensed or otherwise provided to any third party, (B) any material Intellectual Property is licensed or otherwise provided by any third party to the Company or any of its Subsidiaries, other than non-exclusive licenses from third parties for unmodified off-the-shelf software on commercially available terms and conditions or (C) the Company or any of its Subsidiaries is subject to any obligation with respect to the use, licensing, enforcement, prosecution or other exploitation of any material Company Intellectual Property rights, including stand-stills, settlements, and Trademark co-existence or consent Contracts;

(vi)       any Contract related to a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(vii)       any Contract related to any settlement of any Proceeding pursuant to which the Company is currently obligated to make payments in excess of $1 million as of the date of this Agreement;

(viii)       any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture;

(ix)       any Contract relating to the direct or indirect acquisition or disposition of any capital stock or other securities, assets or business since the Applicable Date (whether by merger, sale of stock, sale of assets or otherwise) in each case with a fair market value or purchase price in excess of $5 million or pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments;

(x)       any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries from (1) directly or indirectly, engaging in any material line of business or competing in any line of business that is material to the Company or its Subsidiaries (taken as a whole) with any Person, (2) operating its business in any manner or location or (3) enforcing any of its rights with respect to any of its material assets, (B) prohibiting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so, (C) grants “most favored nation” status to any other Person, (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person or would constitute a “requirements” contract, or (E) otherwise includes a non-competition obligation, or any Contract that grants any right of first refusal or right of first offer or similar right that, in each case, materially limits the ability of the Company or any Subsidiary to own, operate, sell, transfer, pledge, or otherwise dispose of any material assets of the Company or any of its Subsidiaries, in each case other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 120 days or less;

(xi)       any Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xii)       any Contract that was not negotiated and entered into on an arm’s length basis, except for any such Contract solely between or among the Company and any of its Wholly Owned Subsidiaries;

(xiii)       any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates or the Rolling Stockholders, on the other hand;

(xiv)       any Contract which involves commitments to make capital expenditures in respect of assets or properties or which provide for the purchase of goods or services by any member of the Company from any one Person under which the undelivered balance of such products or services has a purchase price in excess of $3 million which cannot be cancelled without penalty or without more than 90 days’ notice, other than purchase orders with suppliers in the Ordinary Course of Business; and

(xv)       any other Contract not otherwise described in the foregoing clauses (i) through (xiv) of this Section 5.11(a) that is material to the Company and its Subsidiaries and not entered into in the Ordinary Course of Business (together with each Contract constituting any of the foregoing types of Contracts described in clauses (i) through  (xiv) of this Section 5.11(a) and together with any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or has been or would be required to be disclosed pursuant to Item 404 of Regulation S-K under the U.S. Securities Act, a “Material Contract”).

(b)       A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any amendments or supplements thereto) has been made available to Parent.

(c)       Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is in full force and effect, valid and binding on, and enforceable against the Company or each Subsidiary of the Company that is a party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, except as would not have a Material Adverse Effect.

(d)       There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except for such breaches and defaults that would not have a Material Adverse Effect.

5.12.       Customers and Suppliers.

(a)       Customers.

(i)       Section 5.12(a)(i) of the Company Disclosure Schedule sets forth a correct and complete list of the top four customers of the Company and its Subsidiaries determined on the basis of revenue received by the Company and its Subsidiaries, taken as a whole, during the twelve months ended December 31, 2022 (each, a “Top Customer”).

(ii)       No single Top Customer accounted for more than ten percent of the revenue received by the Company and its Subsidiaries, taken as a whole, during the twelve months ended December 31, 2022.

(iii)       Since the Applicable Date: (A) there has been no (1) suspension or termination of or materially adverse change to the business relationship of the Company or its Subsidiaries with any Top Customer, (2) material reduction in purchase of products or services from the Company or its Subsidiaries or materially adverse changes to the terms and conditions on which any Top Customer purchases products or services from the Company or its Subsidiaries or (3) no written, or to the Knowledge of the Company, oral notice from any Top Customer received by the Company or its Subsidiaries to initiate or effect any of the foregoing; and (B) neither the Company nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Top Customer.

(b)       Suppliers.

(i)       Section 5.12(b)(i) of the Company Disclosure Schedule sets forth a correct and complete list of the top ten suppliers of the Company and its Subsidiaries determined on the basis of the amounts paid for goods and services by the Company and its Subsidiaries, taken as a whole, during the twelve months ended December 31, 2022 (each, a “Top Supplier”).

(ii)       No single Top Supplier accounted for more than ten percent of the amounts paid for goods and services by the Company and its Subsidiaries, taken as a whole, during the during the twelve months ended December 31, 2022.

(iii)       Since the Applicable Date: (A) there has been no (1) suspension or termination of or materially adverse change to the business relationship of the Company or its Subsidiaries with any Top Supplier, (2) material reduction in supply of products or services to the Company or its Subsidiaries or materially adverse changes to the terms and conditions on which any Top Suppliers supply products or services to the Company or its Subsidiaries or (3) no written, or to the Knowledge of the Company, notice from any Top Supplier received by the Company or its Subsidiaries to initiate or effect any of the foregoing; and (B) neither the Company nor any of its Subsidiaries have engaged or are currently engaging in a material dispute with any Top Customer.

5.13.       Employee Benefits.

(a)       Section 5.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan and separately identifies each (i) material Non-U.S. Company Benefit Plan or (ii) material Company Benefit Plan that provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, other than those benefits required to be provided by applicable Law.

(b)       With respect to each material Company Benefit Plan required to be listed on Schedule 5.13(a), the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto.

(c)       Except as would not have a Material Adverse Effect, (i) each Company Benefit Plan (including any related trusts), excluding for avoidance of doubt any Multiemployer Plans and Non-U.S. Company Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code; (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP; and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any material Company Benefit Plan or any trust related thereto.

(d)       With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)       Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code is the subject of an IRS determination letter or can rely upon an IRS opinion issued to the prototype plan sponsor that the ERISA Plan has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially and adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any such ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries from a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 of the Code.

(f)       With respect to each ERISA Plan, the Company has prepared in good faith and timely filed all requisite governmental reports, which were accurate and complete in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to all participants in each such plan required to be filed, distributed or posted with respect to each such ERISA Plan. Neither the Company nor any of its Subsidiaries has incurred any material liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any ERISA Plan.

(g)       Neither the Company nor any Company ERISA Affiliate has in the last six years contributed (or has had any obligation to contribute) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(h)       Neither the Company nor any Company ERISA Affiliate has in the last six years contributed to, or had an obligation to contribute to, any Multiemployer Plan.

(i)       No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(j)       Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has incurred any material obligation to provide any such benefits.

(k)       Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) and not otherwise exempt from Section 409A of the Code is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(l)       Except as otherwise set forth in Section 5.13(l) of the Company Disclosure Schedule, none of the execution and delivery of or the performance under this Agreement, nor the consummation of the transactions contemplated by this Agreement is reasonably expected , either alone or in combination with another related event, to (i) entitle any current or former Company Employee, director or independent contractor of the Company to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former Company Employee, director or independent contractor of the Company, (iii) cause the Company to transfer or set aside any material assets to fund any material benefits under any Company Benefit Plan, or (iv) limit or restrict the right to merge, terminate, materially amend or otherwise modify or transfer the assets of any Company Benefit Plan in accordance with applicable Law on or following the Effective Time.

(m)       Except as otherwise set forth in Section 5.13(m) of the Company Disclosure Schedule, none of the execution and delivery of or the performance under this Agreement, nor the consummation of the transactions contemplated by this Agreement is reasonably expected, either individually or in combination with another related event, to result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has made available to Parent accurate and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(n)       Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(o)       No Company Benefit Plan is maintained outside the jurisdiction of the United States (including Puerto Rico) or covers any current or former Company Employees, director or independent contractor of the Company who reside or work outside of the United States.

(p)       Section 5.13(p) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Time, setting forth the number of Shares subject to each Company Equity Award and the holder, grant date and exercise or reference price per Share with respect to each Company Equity Award, as applicable.

5.14.       Labor Matters.

(a)       Except as set forth on Section 5.14(a) of the Company Disclosure Schedule, during the past three (3) years, neither the Company nor any of its Subsidiaries has been or is a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no pending labor organizing activities with respect to any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries.

(b)       There is no material strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date, and none of the Company or any of the Company’s Subsidiaries has experienced any strike, lockout, slowdown or work stoppages by or with respect to any current or former Company Employee in the past three (3) years. The Company and each of its Subsidiaries is and has been for the past three (3) years in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices (including equal employment opportunity laws), terms and conditions of employment, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied as of the date of this Agreement.

(c)       There are no material proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging violation of any Law governing employment or the termination thereof, except as would not have a Material Adverse Effect or would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date.

(d)       Neither the Company nor any of its Subsidiaries has any material liability, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any current or former Company Employee as exempt versus non-exempt, or with respect to any employee leased from another employer, and neither the Company nor any its Subsidiaries has received any written notice of any pending or, to the Company’s Knowledge, threatened claim by any Person who is performing or has performed services for the Company or any of its Subsidiaries that he/she is or was misclassified for any purpose.

(e)       Since the Applicable Date, (i) to the Company’s Knowledge, no allegations of workplace sexual harassment or illegal retaliation or discrimination have been made known to the Company or any of the Company’s Subsidiaries, initiated, filed or threatened against the Company or any of the Company’s Subsidiaries or any current or former Company Employee at or above the level of Vice President and (ii) none of the Company or any of the Company’s Subsidiaries has entered into any material settlement agreement related to allegations of sexual harassment or illegal retaliations or discrimination by any current or former Company Employee at or above the level of Vice President.

5.15.       Environmental Matters. Except as would not have a Material Adverse Effect: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance; (iii) neither the Company nor any of its Subsidiaries is subject to obligation or liability for any Hazardous Substance disposal or contamination on any third-party property; (iv) neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any obligation or liability under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law; and (vi) the Company made available to Parent, correct and complete copies of all environmental reports, studies, assessments, sampling data and other environmental information accessible or controlled by the Company relating to the Company or its Subsidiaries or their respective properties or operations.

5.16.       Tax Matters. Except as has not had a Material Adverse Effect:

(a)       The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete, (ii) have timely paid all Taxes that are required to be paid (whether or not shown on any Tax Returns), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iii) have withheld and paid all Taxes to the appropriate Taxing Authority required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, supplier, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied in with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business).

(b)       The relevant statute of limitations is closed with respect to all Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2018.

(c)       No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened audits, claims or proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries.

(d)       Neither the Company nor any of its Subsidiaries has been informed in writing by any Taxing Authority that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed, which claim has not been finally resolved.

(e)       The Company and each of its Subsidiaries have at all times complied in all respects with Section 482 of the Code and any similar provision of foreign Tax Law.

(f)       There are no Encumbrances for Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(g)       Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority on or prior to the Closing Date, any prepaid amount received on or prior to the Closing Date (other than prepaid amounts substantially consistent with those shown on the Company and its Subsidiaries’ federal income Tax Returns for the tax year ended 2021), or any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law). Neither the Company nor any of its Subsidiaries will have any liability for Taxes under Section 965(h) of the Code after the Closing Date due to an election made prior to the Closing Date.

(h)       At no time since the date that precedes the date of this Agreement by five years has the Company or any of its Subsidiaries been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(i)       The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed since the date that precedes the date of this Agreement by six years.

(j)       Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, indemnification or similar agreement or arrangement (other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries and the TRA, or any customary provisions of any commercial, leasing, financing or employment agreement entered into in the ordinary course of business no principal purpose of which relates to Taxes).

(k)       Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.

(l)       Since the date that precedes by two years the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(m)       Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

Notwithstanding any other provisions of this Agreement to the contrary, the provisions of Section 5.8(a), Section 5.13(k), Section 5.13(m) and Section 5.13(n) (to the extent relating to Taxes) and the above provisions of this Section 5.16 constitute the sole and exclusive representations and warranties by the Company with respect to all matters relating to Taxes.

5.17.       Real Property.

(a)       Section 5.17(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Owned Real Property and Leased Real Property.

(b)       With respect to the Owned Real Property, (i) the Company or one or more of its Subsidiaries, as applicable, has good and marketable title to such property, free and clear of any Encumbrance (other than Permitted Encumbrances), (ii) there are no outstanding options, rights of first offer or rights of first refusal or other similar rights to purchase such property, or any portion thereof or interest therein, (iii) there are no Persons other than the Company or its Subsidiaries in possession thereof, and (iv) the Company and its Subsidiaries are not party to any agreement or option to purchase any real property or interest therein relating to the business of the Company and its Subsidiaries. All buildings, structures, fixtures and building systems included in the Owned Real Property are in good operating condition in all material respects, subject to reasonable wear and tear, and are reasonably sufficient in all material respects to enable the Owned Real Property to continue to be used and operated in the manner currently being used and operated by the Company or its applicable Subsidiaries, and comply with all applicable Laws.

(c)       With respect to the Leased Real Property, except as would not have a Material Adverse Effect, (i) each Lease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, (ii) neither the Company nor any of its Subsidiaries is in breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries, and, no event has occurred that with or without notice, lapse of time or both would constitute or result in a breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, require any consent of, the provision of notice to or other action by any person under, would constitute or result in a breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d)       The Real Property has been maintained in accordance with normal industry practice, is in good operating condition and repair and is suitable for the purposes for which it is currently used, in each case, except as would not result in a Material Adverse Effect.

(e)       Neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice of any pending or threatened condemnation or eminent domain of any Real Property by any Governmental Entity, nor, to the Knowledge of the Company, is there any condemnation or eminent domain proceeding threatened with respect to any Real Property.

5.18.       Tangible Property.

(a)       Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in all the tangible properties and assets which it owns or leases or purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed since the Applicable Date and prior to the date of this Agreement and correct and complete copies of which have been made available to Parent, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)       The tangible properties and assets contemplated by Section 5.18(a) are, in the aggregate, reasonably sufficient to carry on the respective businesses of the Company and each of its Subsidiaries, in all material respects, as conducted as of the date of this Agreement.

5.19.       Intellectual Property; IT Assets.

(a)       Section 5.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all Company Intellectual Property (other than domain names) that is Registered, and (ii) all domain names included within Company Intellectual Property that are material to the business of the Company or any of its Subsidiaries ((i) and (ii), collectively, the “Company Registered IP”), indicating for each item of Company Registered IP, as applicable, the owner (including the co-owner(s), if any), registration or application number, registration or application date and the applicable filing jurisdiction or in the case of an Internet domain name, the applicable domain name registrar.

(b)       All material Company Registered IP is subsisting, and to the Knowledge of the Company valid and enforceable. There is no outstanding Order or Proceeding challenging or adversely affecting the scope, validity or enforceability of any material Company Intellectual Property, or the Company’s or its Subsidiaries’ ownership or rights in any material Company Intellectual Property.

(c)       Except as would not result in a Material Adverse Effect, the Company or one of its Subsidiaries solely and exclusively owns all right, title and interest in and to all Company Intellectual Property, free and clear of all Encumbrances (except for Permitted Encumbrances). Except as would not result in a Material Adverse Effect, the Company Intellectual Property, together with any Intellectual Property licensed to the Company or its Subsidiaries from third parties, constitute all material Intellectual Property used or held for use in, or necessary to, conduct the business of the Company and its Subsidiaries as currently conducted and currently proposed to be conducted. Except as would not result in a Material Adverse Effect, all ownership, license and other rights of the Company and its Subsidiaries with respect to Intellectual Property shall survive unchanged the consummation of the transactions contemplated by this Agreement, without termination or impairment or the acceleration of any obligation with respect thereto, in each case, on terms and conditions that are the same as those in effect immediately prior to the Closing.

(d)       Except as would not result in a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor the conduct of the respective businesses of the Company and its Subsidiaries, has since January 1, 2020 infringed, misappropriated or otherwise violated the Intellectual Property of any third Person. Since January 1, 2020, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated the Company Intellectual Property in any material respect.

(e)       The Company and its Subsidiaries have taken all commercially reasonable measures to protect and maintain the confidentiality of the material Trade Secrets owned, held for use or otherwise used by the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such Trade Secret has been disclosed to, or discovered by, any Person except pursuant to a written and valid non-disclosure agreement restricting the disclosure and use thereof, which agreement, to the Knowledge of the Company, has not been breached.

(f)       The Company and its Subsidiaries have used commercially reasonable efforts to police and enforce all material Trademarks included in Company Intellectual Property against unauthorized use by any Person, and have exercised quality control measures, adequate in accordance with applicable Laws, over all material uses of such Trademark by licensees

(g)       Each of the current and former employees and contractors of the Company or any of its Subsidiaries who have been involved in the development or creation of any material Company Intellectual Property has executed a valid written invention assignment agreement containing a present assignment of all such Intellectual Property to the Company or one of its Subsidiaries.

(h)       The Company and its Subsidiaries are in compliance in all material respects with all licenses for Open Source Software that are used by the Company or any of its Subsidiaries. The Company and its Subsidiaries have not embedded, linked to, or incorporated any Open Source Software into any product, service or software that is distributed or made available by the Company or any of its Subsidiaries to third parties that (i) requires making available source code for any proprietary software, (ii) prohibits or limits the ability to charge fees or other consideration for any proprietary software, (iii) grants any license or other right to any Person to decompile or otherwise reverse-engineer any proprietary software, or (iv) requires the licensing of any proprietary software for the purpose of making derivative works.

(i)       The Company or one of its Subsidiaries solely and exclusively owns all material Company IT Assets, free and clear of all Encumbrances (except for Permitted Encumbrances). The Company IT Assets, together with any IT Assets licensed or provided to the Company or any of its Subsidiaries from third parties, constitute all material IT Assets used in, held for use, or necessary to conduct the Company’s and its Subsidiaries’ respective businesses as currently conducted in all material respects. Except as would not result in a Material Adverse Effect, all ownership, license and other rights of the Company or any of its Subsidiaries with respect to IT Assets shall survive unchanged the consummation of the transactions contemplated by this Agreement, without termination or impairment or the acceleration of any obligation with respect thereto, in each case, on terms and conditions that are the same as those in effect immediately prior to the Closing.

(j)       The Company IT Assets and, to the Knowledge of the Company, all other IT Assets used by the Company and its Subsidiaries in their respective businesses, have not materially malfunctioned or failed since the Applicable Date. The Company IT Assets and, to the Knowledge of the Company, all other IT Assets used in the Company’s and its Subsidiaries’ respective businesses, do not contain any “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” “ransomware” (as such terms are commonly understood in the software industry) or any other code designed to disrupt, disable or harm the operation of, or providing unauthorized access to, any IT Asset or any data or information stored or otherwise processed thereby.

(k)       Since the Applicable Date, to the Knowledge of the Company, no Person has gained unauthorized access to or used without authorization the Company IT Assets or any other IT Assets used in the Company’s or its Subsidiaries’ respective businesses, or any data or information stored or otherwise processed by any of the foregoing, in each case, in any material respect.

5.20.       Privacy. Except as would not result in a Material Adverse Effect, since the Applicable Date, (i) the Company and its Subsidiaries have complied with all Privacy Requirements, (ii) neither of Company nor its Subsidiaries has received any notice, claim or other written communication from any Governmental Entity or any third Person regarding any unauthorized or unlawful use, collection, transfer or other processing of Personal Information or other violation of any Privacy Requirements, and (iii) to the Knowledge of the Company, there has been no unauthorized or unlawful use, collection, transfer or other processing of any Personal Information collected or otherwise processed by or on behalf of the Company or its Subsidiaries. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Privacy Requirements in any material respect.

5.21.       Insurance. The Insurance Policies constitute all of the material policies of insurance that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Each Insurance Policy is in full force and effect, and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (including with respect to the transactions contemplated by this Agreement) that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, oral notice, regarding any cancellation or invalidation, premium increase with respect to, or material alteration of coverage under, any Insurance Policy. The Company has made available to Parent true, correct and complete copies of the Insurance Policies.

5.22.       Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 6.8 are true and correct in all material respects, the Company Board has taken all appropriate and necessary actions to render inapplicable to this Agreement or the transactions contemplated by this Agreement, the provisions of any Takeover Statute. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar agreement or plan in effect to which the Company or any of its Subsidiaries is a party or is otherwise bound.

5.23.       Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Special Committee has retained Jefferies LLC as its financial advisor, each of whose fees and expenses will be paid by the Company.

5.24.       Related Party Transactions. Except for compensation, benefit or other employment arrangements in the Ordinary Course of Business, since the Applicable Date, (a) there have been no Contracts, transactions, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) or the Rolling Stockholders, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, in each case, that have not been disclosed in the Company Reports.

5.25.       Inventory. Except as would not result in a Material Adverse Effect, (a) all inventory of the Company and its Subsidiaries was acquired and has been maintained in accordance with the regular business practices of the Company and its Subsidiaries, consists of new and unused items of a quality and quantity substantially all of which is usable or saleable in the ordinary course of business and is valued in accordance with GAAP, (b) such inventory has not been consigned to, or held on consignment from, any third Person and (c) the inventory of the Company and its Subsidiaries consists, and will as of the Closing consist of products of quality and quantity commercially usable and salable at not substantially less than cost in the ordinary course of business, the present quantities of all inventory are reasonable in the present circumstances of the Company and its Subsidiaries and consistent with the average level of inventory in the past 24 months.

5.26.       Product Liability. Except as would not result in a Material Adverse Effect, there have been no (a) product recalls relating to the Company or any of its Subsidiaries, (b) product liability or other claims or proceedings relating to Company or any of its Subsidiaries, (c) claims or proceedings based on breach of warranty, breach of contract or negligence in respect of any defect in any products or services provided by the Company or any of its Subsidiaries, and there are not any such recalls or claims or proceedings pending or, to the Knowledge of the Company, threatened, or (d) any customer complaints, incident reports, or other reports claiming any products of the Company or any of its Subsidiaries pose a product hazard.

5.27.       No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article V, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Article V.

Article VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections of the confidential disclosure schedule delivered to the Company by Parent prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face from the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1.       Organization, Good Standing and Qualification. Parent and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to Parent’s Subsidiaries (other than Merger Sub), as would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

6.2.       Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock of Merger Sub, par value $0.0001 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the transactions contemplated by this Agreement.

6.3.       Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4.       Governmental Filings; No Violations.

(a)       Other than the expirations of statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) other filings set forth in Section 6.4(a)(v) of the Company Disclosure Schedule (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits, orders, declarations, licenses or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be made or obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, except as would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

(b)       The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with or default under the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to, any Contract or any License necessary to conduct of the business of Parent or any of its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 6.4(b), as would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

6.5.       Litigation.

(a)       There have been no Proceedings against Parent or any of its Subsidiaries, in each case when acting in such capacity, or, to the Knowledge of Parent, threatened against the Parent or any of its Subsidiaries, except as would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

(b)       Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

6.6.       Financing.

(a)       As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a fully executed equity commitment letter, dated as of the date hereof, from the committing party thereto (the “Equity Financing Sources”) (together with all exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced from time to time, in each case in accordance with the terms of this Agreement and without any Prohibited Modification, the “Equity Commitment Letter”), pursuant to which the Equity Financing Sources have agreed, subject to the terms and conditions thereof, to provide the equity investment in the amount set forth therein (the “Equity Financing”), (ii) a fully executed debt commitment letter, dated as of the date of this Agreement, by and among Parent and the Debt Financing Sources party thereto (together with all exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced from time to time, in each case in accordance with the terms of this Agreement and without any Prohibited Modification, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided debt financing in the amounts set forth therein (the “Debt Financing” and together with the Equity Financing, the “Financing”) and (iii) fully executed fee letter(s) relating to the Debt Financing (together with all exhibits, schedules, or annexes attached thereto, and as the same may be amended, modified, supplemented, extended or replaced, in each case in accordance with the terms of this Agreement and without any Prohibited Modification, the “Fee Letter(s)”) (subject to redaction of the fee amounts, pricing caps and other economic terms that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability, termination or amount of the Financing). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter.

(b)       As of the date of this Agreement, neither the Debt Commitment Letter nor Equity Commitment Letter, nor the commitments thereunder, have been withdrawn, modified, amended, altered, terminated, repudiated or rescinded in any respect, and, to the Knowledge of Parent, the Debt Commitment Letter and Equity Commitment Letter and the commitments thereunder are not contemplated to be withdrawn, modified, amended, altered, terminated, repudiated or rescinded in any respect, except as permitted by Section 7.12 (with any such withdrawal, modification, amendment, alteration, termination, repudiation or rescission thereof promptly notified in writing to the Company). As of the date of this Agreement, there are no other agreements, side letters or arrangements to which Parent or any of its Subsidiaries is a party that would permit the Debt Financing Sources party to the Debt Commitment Letter or Equity Financing Sources party to the Equity Commitment Letter to reduce the amount of the Debt Financing or Equity Financing, respectively, provided therein, or that would reasonably be expected to affect the conditionality, availability or amount of the Debt Financing or Equity Financing, except as expressly set forth in the Debt Commitment Letter or Fee Letter or Equity Commitment Letter, as applicable, as delivered to the Company on the date of this Agreement, as applicable.

(c)       The Financing, when funded in accordance with the Equity Commitment Letter and Debt Commitment Letter, will provide Parent with cash proceeds on the Closing Date sufficient to (i) satisfy all payment obligations of Parent and Merger Sub contemplated by this Agreement in connection with the transactions contemplated hereby, including the Per Share Merger Consideration and (ii) pay all fees, costs and expenses required to be paid at the Closing by the Parent or Merger Sub in connection with the transactions contemplated hereby (such amounts, collectively, the “Financing Amounts”).

(d)       Each of the Debt Commitment Letter and Equity Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of Parent, Merger Sub and the other parties thereto, as applicable, enforceable against Parent, Merger Sub, and to the Knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception. Other than as expressly set forth in the Debt Commitment Letter or the Equity Commitment Letter, as applicable, there are no conditions precedent related to the funding, investing or use of the full proceeds of the Debt Financing or the Equity Financing or any contingencies that would permit the Debt Financing Sources or Equity Financing Sources, as applicable, to reduce the aggregate principal amount of the Financing, including any condition or contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date of this Agreement, none of Parent nor Merger Sub nor, to the Knowledge of Parent, any other party to the Debt Commitment Letter or Equity Commitment Letter has committed any breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Commitment Letter or the Equity Commitment Letter. As of the date of this Agreement, no event has occurred which, with or without the notice, lapse of time or both, would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of Parent or Merger Sub (or, to the Knowledge of Parent or Merger Sub, any other party to the Debt Commitment Letter or Equity Commitment Letter) under the Debt Commitment Letter or Equity Commitment Letter; (ii) constitute or result in a failure by Parent or Merger Sub (or, to the Knowledge of Parent or Merger Sub, any other party to the Debt Commitment Letter or Equity Commitment Letter) to satisfy any of the conditions set forth in either the Debt Commitment Letter or the Equity Commitment Letter; or (iii) otherwise result in any portion of the Debt Financing or the Equity Financing not being available on the Closing Date. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 8.1 and 8.2, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter or the Equity Commitment Letter on or prior to the Closing Date, or that the Financing will not be available for funding on the Closing Date, nor do B. Parent or Merger Sub have Knowledge that any Debt Financing Source or Equity Financing Source will not perform its obligations thereunder.

(e)       As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the Guarantee, pursuant to which, among other things, the Guarantor has guaranteed certain of the obligations of Parent set forth in this Agreement on the terms and subject to the conditions expressly set forth in (and subject to the limitations set forth in) the Guarantee. The Guarantee is in full force and effect and constitutes the valid and binding obligation of the Guarantor, subject to the Bankruptcy and Equity Exception, and has not been withdrawn, modified, amended, altered, terminated, repudiated or rescinded in any respect. As of the date of this Agreement, no event has occurred which, with or without the notice, lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of the Guarantor under the Guarantee. The Guarantee provides that the Company is an express third party beneficiary of, and entitled to enforce, the Guarantee.

(f)       In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent or Merger Sub’s obligations under this Agreement.

6.7.       Brokers and Finders. Neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

6.8.       Ownership of Shares or Preferred Shares. As of the date of this Agreement, other than the Rolling Stockholders, none of the Guarantor, Parent, Merger Sub or any of their respective Affiliates beneficially own (as defined in Rule 13d-3 of the Exchange Act) any capital stock of the Company.

6.9.       No On-Sale Agreements. As of the date of this Agreement, and during the three month period prior to the date of this Agreement, neither Parent nor its Affiliates have entered into any agreements or understandings (including agreements in principle, term sheets, memorandums of understanding or the like) with any Person (other than the Company or its Subsidiaries) with respect to a purchase and sale transaction, whether by merger, stock sale, asset sale or otherwise, involving any material assets or businesses of the Company or any of its Subsidiaries outside of the Ordinary Course of Business.

6.10.       Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith), assuming the satisfaction of the conditions set forth in Section 8.2, (i) the Fair Value of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of Parent’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole; (ii) Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and (iii) Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or any of their respective Subsidiaries. For the purposes of this Section 6.10, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

6.11.       No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Article VI, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and each of Parent and Merger Sub expressly disclaims any other representations or warranties and none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties expressly set forth in this Article VI and in any instrument or other document delivered pursuant to this Agreement.

Article VII

Covenants

7.1.       Interim Operations.

(a)       The Company shall, and shall cause each of its Subsidiaries to, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX (unless (I) Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, (II) expressly contemplated or required by this Agreement, applicable Law, (III) as set forth in Section 7.1(a) of the Company Disclosure Schedule or (IV) with respect to actions taken or omitted by, or at the specific direction of, any Specified Person taken at the direction of BK or with BK’s consent (the exceptions set forth in the foregoing clauses (I) – (IV), the “Interim Covenant Exceptions”), use commercially reasonable efforts to conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their respective commercially reasonable efforts to (x) maintain, in all material respects, its and its Subsidiaries’ relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, consultants, agents and business associates and (y) keep available, in all material respects, the services of the employees and consultants of the Company and Subsidiaries. Without limiting the generality of and in furtherance of the foregoing sentence, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except pursuant to any Interim Covenant Exception, the Company shall not (and shall cause its Subsidiaries not to):

(i)       adopt any change in its Organizational Documents, other than immaterial amendments to applicable organizational documents of the Company’s Wholly Owned Subsidiaries;

(ii)       merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate, in each case except for any such transactions solely among Wholly Owned Subsidiaries of the Company;

(iii)       acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, properties (including real properties) or assets from any other Person with a fair market value or purchase price in excess of $5 million in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement by the Outside Date, other than acquisitions of inventory or assets, goods or properties in the Ordinary Course of Business;

(iv)       transfer, sell, convey, lease, sublease, license, pledge, mortgage, assign, divest, grant any option in, cancel or otherwise abandon or dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than Permitted Encumbrances) upon, any properties (including any Real Property) or assets (tangible or intangible, but other than Intellectual Property which is addressed in Section 7.1(a)(xx)), product lines or businesses of the Company or any of its Subsidiaries, including capital stock or other equity interests of any of its Subsidiaries, except in connection with (A) sales of obsolete assets in the Ordinary Course of Business, (B) sales or other dispositions of franchises or dealer locations in the Ordinary Course of Business, (C) sales, leases, or other dispositions of assets (not including services) with a fair market value not in excess of $5 million in the aggregate in the Ordinary Course of Business and (D) sales of receivables in securitization or factoring transactions;

(v)       issue, deliver, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity or equity-based interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) the Voting Agreement or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans in effect on the Capitalization Time;

(vi)       make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries) in excess of $2 million individually or $5 million in the aggregate, except for extensions of credit to customers in the Ordinary Course of Business;

(vii)       declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends (A) paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company and (B) dividends payable to the holders of Series A Preferred Shares, payable in cash in an amount not to exceed $1.875 per Series A Preferred Share annually, in accordance with the terms of the Certificate of Designation;

(viii)       reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to do any of the foregoing, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares);

(ix)       incur, assume, repurchase or prepay or guarantee or endorse or otherwise become responsible for any Indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) trade payables incurred in the Ordinary Course of Business, (B) pursuant to Existing Indebtedness (including borrowings under the ABL Credit Agreement), (C) any refinancing, extension, renewal or replacement of any outstanding Indebtedness of the Company, in the case of this clause (C), that does not increase the principal amount of Indebtedness outstanding, (D) the incurrence of Indebtedness for borrowed money in the Ordinary Course of Business not to exceed $5 million in the aggregate in the case of this subclause (D), or (E) the renewal and refinancing of any Insurance Policies;

(x)       make or authorize any payment of, or accrual or commitment for, capital expenditures, except to the extent set forth in the line items of the Company’s capital budget set forth in Section 7.1(a)(x) of the Company Disclosure Schedule;

(xi)       enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than any Material Contract permitted by Section 7.1(a)(ix)(C) and in the Ordinary Course of Business;

(xii)       terminate, fail to renew or amend or otherwise modify or waive or assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in, any Material Contract, other than expirations or non-renewals of any such Contract in the Ordinary Course of Business and in accordance with the terms of such Contract with no further action by the Company, any of its Subsidiaries or other party to such Contract;

(xiii)       cancel, modify or waive any debts or claims held by or owed to the Company or any of its Subsidiaries except as canceled, modified, or waived in the Ordinary Course of Business not to exceed $1 million individually or $2 million in the aggregate;

(xiv)       amend any material License contemplated by Section 5.5(b)(i) in any material respect, or allow any such material License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law);

(xv)       amend, modify, terminate, cancel or let lapse any Insurance Policy or fail to file any claims thereunder in a timely manner as required under such Insurance Policies;

(xvi)       sell inventory outside of the Ordinary Course of Business or fail to order, maintain and manage levels of inventory consistent with the levels ordered, maintained and managed by the Company in the Ordinary Course of Business;

(xvii)       settle, pay, discharge or compromise any Proceeding for an amount in excess of $2 million individually or $4 million in the aggregate during any calendar year or on a basis that would result in the imposition of any Order that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person, or which would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement by the Outside Date;

(xviii)       make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP (as confirmed in writing by the Company’s independent registered public accounting advisor);

(xix)       other than in the Ordinary Course of Business, (A) make, change or revoke any material Tax election or change any material Tax accounting method, (B) file any material amended Tax Return, (C) enter into, cancel or modify any closing agreement with respect to a material amount of Taxes, (D) settle or otherwise compromise any Tax claim, audit, assessment or dispute with respect to a material amount of Taxes, in the case of clause (C), (D) or (E), for an amount materially in excess of the amount reserved for Taxes on the financial statements of the Company, (E) surrender any right to claim a refund with respect to a material amount of Taxes, (F) request any material ruling with respect to Taxes, (G) agree to an extension or waiver of the statute of limitations with respect to any material Taxes (in each case, other than in connection with extensions of time to file Tax Returns that are automatic or automatically granted or otherwise constitute ordinary course extensions), or (H) enter into any material Tax indemnification, sharing, allocation or similar agreement or arrangement (other than customary provisions under any commercial, leasing, financing, employment or other agreement entered into in the ordinary course of business no principal purpose of which relates to Taxes);

(xx)       transfer, sell, lease, license or otherwise dispose of, grant a covenant not to sue or other right under, abandon, cancel or allow to lapse or expire any Company Intellectual Property, other than (A) non-exclusive licenses granted in the Ordinary Course of Business, or (B) abandonments, cancellation, lapses or expiry of Company Intellectual Property that is not material to the Company’s or its Subsidiaries’ respective businesses.

(xxi)       except as required by applicable Law or pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) materially increase in any manner the cash compensation or consulting fees, bonus opportunity, severance or termination pay of any current or former Company Employee, except for (1) in respect of those Company Employees who are not officers, increases in annual salary, wage rate or consulting fees in the Ordinary Course of Business that do not exceed four percent (4%) in the aggregate, and any consequent increases in severance or termination pay, and (2) in respect of all Company Employees, the payment of annual bonuses for completed periods based on actual performance, if applicable, in the Ordinary Course of Business, (B) become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan, except for renewals in the Ordinary Course of Business, (C) grant any new equity-based awards, or amend or modify the terms of any outstanding equity-based awards, under any Stock Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Stock Plan, except as contemplated under the terms of this Agreement, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any current or former Company Employee (other than routine travel and other expense advances issued in the Ordinary Course of Business), (G) hire any Company Employee above the level of Vice President (as such term is used to reflect corporate Vice Presidents); or (H) terminate without cause the employment of any Company Employee above the level of Vice President (as such term is used to reflect corporate Vice Presidents);

(xxii)       become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other similar agreement with a labor union, labor organization, works council or similar organization, except for renewals in the Ordinary Course of Business; or

(xxiii)        agree, authorize or commit to do any of the foregoing.

(b)       Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2.       Acquisition Proposals; Change of Recommendation.

(a)       No Solicitation. At all times during the period commencing with the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, except as expressly permitted by this Section 7.2 and for actions taken or omitted by, or at the specific direction of, any Specified Person taken at the direction of BK or with BK’s consent, the Company shall not, and shall instruct its and its Subsidiaries’ directors, employees (including any officers) and other Representatives not to, directly or indirectly:

(i)       initiate, solicit, propose an Acquisition Proposal or knowingly encourage, knowingly assist or otherwise knowingly facilitate any action that constitutes or would reasonably be expected to lead to or result in an Acquisition Proposal;

(ii)       engage in, continue, knowingly facilitate, respond to or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any action that would reasonably be expected to lead to or result in an Acquisition Proposal;

(iii)       provide or make available any non-public information or data concerning the Company, its Subsidiaries or their respective Representatives or access to the Company or its Subsidiaries’ properties, books and records to any Third Person (other than the Rolling Stockholders, Parent, Merger Sub or any of their respective Representatives or designees) in connection with any Acquisition Proposal or any action that would reasonably be expected to lead to or result in an Acquisition Proposal, or that, to the Knowledge of the Company, is considering making or effecting, an Acquisition Proposal;

(iv)       recommend, authorize, approve, adopt, endorse, declare advisable (or make any public statement recommending, authorizing, approving, adopting, endorsing, declaring advisable) or enter into any Alternative Acquisition Agreement;

(v)       take any action to exempt any third party (other than the Rolling Stockholders, Parent, Merger Sub or any of their respective Representatives or designees) from any applicable Takeover Statute or otherwise cause such restrictions not to apply;

(vi)       otherwise knowingly facilitate any effort or attempt to make or effect an Acquisition Proposal; or

(vii)       resolve, agree, authorize or commit to do any of the foregoing.

Notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 7.2(a) with respect to any Excluded Party (but only for so long as such Person is and remains an Excluded Party), including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in this Section 7.2(a) shall not apply with respect thereto.

(b)       Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in Section 7.2(a), but subject to the provisions of Section 7.2(c), prior to the time the Requisite Company Vote is obtained (whether during the Go-Shop Period or after the No-Shop Period Start Date), in response to an unsolicited, bona fide written Acquisition Proposal that is made after the date of this Agreement and did not arise from a breach of the obligations set forth in this Section 7.2, the Company may:

(i)       contact the third party making such Acquisition Proposal solely to clarify the terms and conditions thereof or inform such person of the existence of the provisions in this Section 7.2;

(ii)       provide information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request to the Third Person who made such an Acquisition Proposal; provided that correct and complete copies of such information or data or access has previously been made available to Parent, or is made available to Parent prior to or concurrently with the time such information and/or access is made available to such Third Person, and prior to providing any such information or data or access, the Company and the Third Person making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms not less restrictive to such Third Person than the terms in the Confidentiality Agreement are on Parent (it being understood that such agreement need not have comparable standstill provisions) (a “Permitted Confidentiality Agreement”); provided, however, that if the Third Person making such Acquisition Proposal is a competitor of the Company or Parent, the Company shall not provide any competitively sensitive information to such Person in connection with any actions permitted by this Section 7.2 (b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(iii)       engage or otherwise participate in any discussions or negotiations with any such Third Person regarding such Acquisition Proposal, if prior to taking any action described in clause (ii) or this clause (iii) of this Section 7.2(b), the Company Board (acting on the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel, that based on the information then available (A) and after consultation with the Special Committee’s independent financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)       Notice of Acquisition Proposals.

(i)       From the date of this Agreement until the first to occur of the No-Shop Period Start Date and the termination of this Agreement pursuant to Article IX, the Company shall as promptly as reasonably practicable (and, in any event, within twenty-four hours) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives receives any bona fide written Acquisition Proposal (provided that, solely for this purpose, all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%), including copies of any written materials relating thereto provided to the Company or its Representatives. Within two Business Days following the No-Shop Period Start Date, the Company shall deliver to Parent a written notice setting forth (A) the identity of each Excluded Party and (B) the material terms and conditions of the pending Acquisition Proposal made by such Excluded Party. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits or otherwise interferes with the Company from complying with this Section 7.2(c).

(ii)       From the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall promptly (but, in any event, within twenty-four hours) give notice to Parent if an Acquisition Proposal or an Inquiry is received by the Company, its Subsidiaries or any of their respective Representatives, setting forth in such notice the name of the applicable Person or names of Persons that, to the Knowledge of the Company, comprise the applicable Group, the material terms and conditions of any such Acquisition Proposal or Inquiry (including, if applicable, correct and complete copies of any such written Acquisition Proposals or of any written materials relating thereto (or where no such copies are available, a reasonably detailed written description thereof), and thereafter shall keep Parent informed, on a reasonably current basis of the status and terms and conditions of any such Acquisition Proposals or Inquiries (including any amendments or supplements thereto) and the status of any such discussions or negotiations.

(d)       No Change of Recommendation or Alternative Acquisition Agreement.

(i)       Except as expressly permitted by Section 7.2(d)(iii) and subject to Section 7.2(e), the Company Board and the Special Committee, shall not:

(A)       fail to include the Company Recommendation or the Special Committee Recommendation in the Proxy Statement;

(B)       withhold, withdraw, change, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, change, qualify, amend or modify) the Company Recommendation or the Special Committee Recommendation in a manner adverse to Parent;

(C)       make any recommendation in support of, or, within ten (10) Business Days following its commencement, fail to recommend against, a tender or exchange offer structured as such pursuant to Rule 14d-2 of the Exchange Act that constitutes an Acquisition Proposal;

(D)       following the public disclosure of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation or the Special Committee Recommendation within ten Business Days after receipt of any written request to do so from Parent (provided, that the Company shall not be required to reaffirm more than once per Acquisition Proposal (unless the terms of such Acquisition Proposal change in any material respects and such change is publicly announced or disclosed));

(E)       approve, recommend, declare advisable or publicly propose to approve any Acquisition Proposal or approve, recommend, declare advisable or propose to enter into, any Alternative Acquisition Agreement; or

(F)       agree, authorize or commit to do any of the foregoing.

(ii)       Except as permitted by Section 7.2(d)(iii) and after compliance with Section 7.2(d)(iii) and Section 9.3(b), the Company Board and the Special Committee, shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii)       Notwithstanding anything to the contrary set forth in this Section 7.2, prior to the time the Requisite Company Vote is obtained, if there has been no breach by the Company in any material respect of its obligations set forth in this Section 7.2, each of the Company Board and the Special Committee, may: (A) effect a Change of Recommendation (1) if an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company after the date of this Agreement and has not been withdrawn or (y) Intervening Event has occurred, and (2) the Company Board (acting on the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel and after consultation with the Special Committee’s independent financial advisor, a failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 7.2(d)(iii), that such Acquisition Proposal constitutes a Superior Proposal; and/or (B) cause or permit the Company to terminate this Agreement in accordance with Section 9.3(b) and cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so, in each case, so long as the Company complies with Section 9.5(c)(iii)); provided, however, that no Change of Recommendation, action to terminate the Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement or such other actions may be taken unless and until: (I) the Company has given Parent written notice at least four Business Days in advance (the “Notice Period”), which notice shall set forth in writing that it intends to take such action and a reasonably detailed description of the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, all information required by Section 7.2(c), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event; (II) during the Notice Period, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent, including providing Parent the opportunity to make a presentation to the Company Board and the Special Committee regarding this Agreement and, to the extent applicable, any proposed revisions thereto, to revise this Agreement so that conditions set forth in clauses (A)(2) of this Section 7.2(d)(iii) would not be satisfied or such Acquisition Proposal would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board and the Special Committee shall have taken into account any revisions to this Agreement proposed by Parent in writing prior to the end of the Notice Period, and shall have thereafter determined in good faith that, after consultation with outside legal counsel and after consultation with the Special Committee’s independent financial advisor, (x) a failure to effect a Change of Recommendation or take such other action would continue to be reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, and/or (y) that such Acquisition Proposal continues to be a Superior Proposal, as the case may be (it being understood that (y) any revisions to the financial or other material terms of any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to three Business Days) and (z) prior to the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(d)(iii), the Company shall have terminated this Agreement pursuant to Section 9.3(b).

(e)       Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that nothing in this Section 7.2(e) will be deemed to permit the Company, the Company Board or the Special Committee to effect a Change of Recommendation other than in accordance with Section 7.2(d); provided, that it being understood that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation if it reaffirms the Company Recommendation and a public statement that describes the Company’s receipt of an Acquisition Proposal, that the Company Board and the Special Committee is considering the Acquisition Proposal, that no position has been taken by the Company Board and the Special Committee as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Change of Recommendation.

(f)       Existing Discussions. The Company (i) agrees, that from and after the No-Shop Period Start Date, it shall cease and cause to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the No-Shop Period Start Date with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be likely to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within three Business Days of the No-Shop Period Start Date): (A) deliver a written notice to each such Person providing only that the Company (1) is ending all activities, discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be likely to lead to an Acquisition Proposal and (2) is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g)       Standstill Provisions. From the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided that the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board (acting on the recommendation of the Special Committee) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(h)       Compliance by Affiliates and Representatives. The Company agrees that any violation of this Section 7.2 by any Affiliate of the Company or any of the Company’s or its Affiliates’ respective Representatives (acting in such person’s capacity as such) shall be deemed a breach of this Section 7.2 by the Company.

(i)       Go-Shop Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date hereof and continuing until 11:59 p.m., New York time on June 9, 2023 (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective Representatives shall have the right to: (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, could constitute or is reasonably expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and solely in accordance with, a Permitted Confidentiality Agreement, furnish to any third party (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives), any non-public information relating to the Company and its Subsidiaries or afford to any such third party (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal (or any proposal or inquiry that could constitute or is reasonably expected to lead to an Acquisition Proposal); provided, however, that (A) the Company will promptly (and in any event within forty-eight (48) hours) provide to Parent, or provide Parent access to, any such non-public information concerning the Company and its Subsidiaries that is provided to any such Third Person or its Representatives that was not previously provided to Parent or its Representatives and (B) the Company and its Subsidiaries shall not provide (and shall not permit any of their respective Representatives to provide) any competitively sensitive non-public information to any Third Person who is or whose Affiliates are a competitor of the Company in connection with the actions permitted by this Section 7.2(i), except in accordance with customary “clean room” or other similar procedures; (iii) continue, enter into, maintain, participate or engage in discussions or negotiations with any Third Person (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) with respect to an Acquisition Proposal (or any proposal or inquiry that could constitute or is reasonably expected to lead to an Acquisition Proposal); and (iv) cooperate with or assist or participate in or facilitate any such proposals, inquiries, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposal, including that the Company may grant a limited waiver under any “standstill provision” or similar obligation of any Third Person with respect to any the Company to allow such Third Person to submit or amend an Acquisition Proposal on a confidential basis to the Company Board (or any committee thereof).

7.3.       Company Stockholders Meeting.

(a)       The Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly convene, give notice of, and hold the Company Stockholders Meeting as promptly as practicable after the preliminary Proxy Statement is filed (but in any event within forty-five days following the mailing of the definitive Proxy Statement and the Schedule 13E-3), (ii) cause a vote regarding the adoption of this Agreement to be taken thereat and (iii) solicit from its stockholders proxies and votes in favor of approval of this Agreement and secure the Requisite Company Vote.

(b)       The Company Stockholders Meeting shall not be postponed, recessed or adjourned by the Company without Parent’s prior written consent; provided, that: (i) the Company may postpone, recess or adjourn the Company Stockholders Meeting, (A) as required by applicable Law, or (B) prior to the time and time for which the Company Stockholders Meeting is originally scheduled, as set forth in the definitive Proxy Statement (the “Original Date”) or any time and date that the Company Stockholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.3, the Company or Parent, respectively reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote; provided that (i) in no event will the Company postpone or adjourn the Company Stockholders Meeting beyond the date that is three Business Days prior to the Outside Date without the prior written consent of Parent and (ii) the Company may not postpone or adjourn the Company Stockholders Meeting more than two times or for more than 45 calendar days in total without the prior written consent of Parent.

(c)       The Company shall, unless there has been a Change of Recommendation in accordance with Section 7.2(d), take all lawful action to obtain the Requisite Company Vote. The Company agrees that, unless this Agreement is terminated pursuant to Article IX, its obligations to hold the Company Stockholders Meeting pursuant to this Section 7.3 shall not be affected in any manner, including in connection with (i) the making of a Change of Recommendation or (ii) the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal.

(d)       Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(e)       The Company agrees to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports to the extent reasonably practicable).

(f)       Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than related procedural matters) that the Company may propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

7.4.       Obligations of Parent and Merger Sub. Following the execution and delivery of this Agreement, Parent shall cause the sole stockholder of Merger Sub to execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

7.5.       Proxy Statement; Schedule 13E-3 and Other Regulatory Matters.

(a)       Proxy Statement; Schedule 13E-3.

(i)       The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, but in any event within twenty Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including, for the avoidance of doubt, any amendments or supplements thereto, and the definitive proxy statement related thereto, the “Proxy Statement”). Except under the circumstances expressly permitted by Section 7.2, the Proxy Statement shall include the Company Recommendation and the Special Committee Recommendation. The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement.

(ii)       The Company shall ensure that the Proxy Statement complies as to form and substance with the provisions of the Exchange Act in all material respects. The Company and Parent shall ensure, as to themselves and their Affiliates, that the Schedule 13E-3 complies as to form and substance with the provisions of the Exchange Act in all material respects. The Company and Parent shall ensure that none of the information supplied by it or any of its Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 shall, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iii)       If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that either the Proxy Statement or the Schedule 13E-3, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification (A) the Company shall, as and to the extent required by applicable Law, promptly prepare an amendment or supplement to the Proxy Statement, (B) the Company and Parent shall, as and to the extent required by applicable Law, promptly prepare an amendment or supplement to the Schedule 13E-3 and (C) the Company shall cause the Proxy Statement or Schedule 13E-3 as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(iv)       The Company shall (A) provide Parent and its Representatives with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Stockholders Meeting prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s stockholders and (B) include in the Proxy Statement and such other documents and communications related to the Company Stockholders Meeting all comments reasonably proposed by Parent and its Representatives, and the Company agrees that all information relating to Parent, its Subsidiaries and its and their respective Representatives included in the Proxy Statement shall be in form and content satisfactory to Parent. The Company and Parent shall (1) provide each other with a reasonable opportunity to review and comment on drafts of the Schedule 13E-3 prior to filing it with the SEC and (2) include in the Schedule 13E-3 all comments reasonably proposed by the other Party and its Representatives, and each of the Company and Parent agrees that all information relating to the other Party, its Subsidiaries and its and their respective Representatives included in the Schedule 13E-3 shall be in form and content satisfactory to such other Party.

(v)       The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, of the receipt of any comments from the SEC with respect to the Proxy Statement or the Schedule 13E-3 and of any request by the SEC for any amendment or supplement to the Proxy Statement or the Schedule 13E-3 or for additional information and shall as promptly as reasonably possible following receipt thereof provide the other Party with copies of all correspondence between itself and/or any of its Representatives and the SEC with respect to the Proxy Statement or the Schedule 13E-3 (or where no such copies are available, a reasonably detailed written description thereof) and provide the other Party and its Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Proxy Statement or the Schedule 13E-3). Each of the Company and Parent (as the case may be) shall, subject to the requirements of Section 7.5(a)(iv), promptly provide responses to the SEC with respect to any comments received on the Proxy Statement or the Schedule 13E-3 by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or the Schedule 13E-3 or for additional information. The Company shall cause the definitive Proxy Statement and the Schedule 13E-3 to be mailed as promptly as reasonably possible after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(vi)       At the Guarantor’s reasonable request and its cost, the Company shall provide reasonable cooperation to the Guarantor in connection with the Guarantor’s preparation of any SEC filings as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby, including in connection with the preparation and filing of any pro forma financial statements with respect to the transactions contemplated hereby.

(b)       Other Regulatory Matters.

(i)       In addition to and without limiting the rights and obligations set forth in Section 7.1, Section 7.5(a) and Section 7.7 and subject to the other terms and conditions of this Section 7.5(b), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expirations of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, as promptly as practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from, any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals.

(ii)       Without limiting the generality of, and in furtherance of the provisions of Section 7.5(b)(i), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(A)       prepare and file, with respect to the transactions contemplated by this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act as soon as reasonably practicable (and in no event later than ten Business Days after the date hereof with respect to any necessary filings under the HSR Act) and make, deliver or submit, as applicable, all other initial filings, notices, and reports under any applicable Antitrust Laws as soon as reasonably practicable after the date of this Agreement, and in connection therewith, request, to the extent possible, early termination of the statutory waiting period under the HSR Act, and to the extent applicable, under the applicable Antitrust Laws, and provide confirmation to each other of any such filings and requests;

(B)       not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 7.5(b)(i) or Section 7.5(b)(ii)(A) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the transactions contemplated by this Agreement, or (2) consent to any voluntary extension of any statutory waiting period or, if applicable, any contractual waiting period under any timing agreement with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity;

(C)       provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request;

(D)       use its reasonable best efforts to take necessary steps to (1) avoid the entry of, and (2) vacate, reverse or suspend any permanent, preliminary or temporary Order, in each case, that in the case of each of the foregoing clauses (1) and (2) of this 7.5(b)(ii)(D), would prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement by the Outside Date, including the proffer and agreement by Parent of its willingness to (I) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or its Subsidiaries and/or (II) limit or restrain the freedom of action with respect to the Company’s or any of its Subsidiaries’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein, and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto; and

(E)       notwithstanding anything to the contrary set forth in this Section 7.5(b), neither this Section 7.5(b) nor the “reasonable best efforts” nor any other provision set forth in this Agreement shall require, or be construed to require Parent or the Company or any of their respective Affiliates to (1) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate, or propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other Encumbrance or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Affiliates), or (2) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their Affiliates) that in the case of all such requirements described in clauses (1) and (2) of this 7.5(b)(ii)(E), individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect without regard to the exceptions set forth therein (an action having the foregoing effects as described in this Section 7.5(b)(ii)(E), a “Substantial Detriment”); provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any of the actions referred to in this Section 7.5(b)(ii)(E) (or agree to take such actions) with respect to the assets, operations, rights, product lines, licenses, businesses or interests therein of the Company and its Affiliates so long as the effectiveness of such action is contingent upon the consummation of the Merger and the transactions contemplated by this Agreement.

(iii)       Notwithstanding anything to the contrary set forth in this Agreement, in no event shall (1) any Party or any of its Affiliates be required to agree to any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Entity in connection with effecting (x) the expiration of any statutory waiting period under applicable Antitrust Law, (y) the expiration period of any contractual waiting period under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or (z) a Governmental Entity’s grant of any consent, registration, approval, permit or authorization, in each case necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals, that is not conditioned upon the consummation of the transactions contemplated by this Agreement or (2) the Company or any of its Affiliates agree to any actions contemplated by Section 7.5(b)(ii)(D) or any term, condition, obligation, liability, requirement, limitation, qualification, remedy, commitment, sanction or other action in connection with the expiration of any such waiting period or obtaining of any such consent, registration, approval, permit or authorization that is not conditioned upon the consummation of the transactions contemplated by this Agreement without the prior written consent of Parent.

(iv)       Cooperation. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a), Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Affiliates and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Affiliates or any of its or their respective Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Laws, including under the HSR Act, or any contractual waiting period under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or make with or obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

(v)       Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, Parent shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay, materially impair or prevent the consummation of the transactions contemplated by this Agreement.

7.6.       Intentionally Omitted.

7.7.       Third-Party Consents. Separate and apart from the obligations set forth in Section 7.5, at Parent’s request, the Company shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to give, obtain and/or effect (as the case may be as promptly as reasonably practicable), following the date of this Agreement, all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Contract to which Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are necessary to be given, obtained and/or effected from any counterparty to such Contract in order to consummate the transactions contemplated by this Agreement; provided, that in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining and/or effecting any Third-Party Consents without the prior consent of Parent; provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on and occurs solely at or following the Closing.

7.8.       Information and Access.

(a)       The Company shall (and shall cause its Subsidiaries to), upon reasonable prior written notice, during normal business hours, to afford Parent and its Representatives reasonable access from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, to its employees, Representatives, properties, offices and other facilities, Contracts, books and records, in each case, for purposes of consummating the Merger and the transactions contemplated hereby, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent for purposes of consummating the Merger and the transactions contemplated hereby; provided, however, that, subject to compliance with the obligations set forth in Section 7.8(b), neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the reasonable opinion of the Company, reasonably be expected to result in (i) a violation of applicable Law, (ii) waive the protection of attorney-client privilege or other privilege or trade secret protection or the work product doctrine, (iii) such documents or information that are reasonably pertinent to any pending litigation, suit, action or proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand (but without limiting any rights to discovery in any legal proceeding according to the applicable rules of the forum), (iv) any information to the extent related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Special Committee, the Company Board (or any other committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement, or (v) subject to, and without limiting, the requirements of Section 7.2, any information related to a Change of Recommendation or the actions of the Special Committee, the Company Board (or any other committee thereof) with respect thereto; provided, further, any such access or investigation by Parent or its Representatives shall be conducted under reasonable supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any unreasonable burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties and Parent shall use its commercially reasonable efforts to minimize to the extent reasonably practicable any disruption to the businesses of the Company that may result from any such requests for access and any access pursuant to this Section 7.8 will be subject to the Company’s reasonable security measures, policies and insurance requirements and will not include the right to sample soil, sediment, groundwater, surface water, air or building materials or conduct any other environmental sampling or analysis.

(b)       In the event that the Company objects to any request submitted pursuant to Section 7.8(a) on the basis of the matters set forth in clauses (i) or (ii) of Section 7.8(a), it must do so by reasonably promptly providing Parent the reasons therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent and use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clauses (i) and (ii) of Section 7.8(a), including through taking such actions and implementing appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement. For the avoidance of doubt, Parent hereby agrees that all information provided to it or its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms and shall apply to Parent and Merger Sub as if they were parties thereto.

7.9.       Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release by the Parties. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement and shall not issue any such press release or otherwise make such public statements, disclosures or communications prior to such consultation except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or NASDAQ, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto, (c) with respect to any dispute between the parties relating to this Agreement or any Transaction Documents or (d) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5 or with respect to the communications contemplated by Section 7.10(d), which shall be governed by the provisions of Section 7.5 and Section 7.10(d), respectively and in addition to the exceptions set forth in foregoing clauses (a) through (d) of this second sentence of this Section 7.9, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent.

7.10.       Employee Benefits.

(a)       Parent shall provide, or shall cause to be provided, to the Continuing Employees, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, annual base salary or base wages, and target annual cash bonus opportunities, employee benefits, including pension and welfare benefits (excluding equity awards and long-term incentive opportunities), and severance benefits that, in each case, are no less favorable than those provided to such Continuing Employee prior to the Effective Time; provided, however, that the requirements of this Section 7.10(a) shall not apply to Continuing Employees, if any, who are covered by a collective bargaining agreement. From and after the Effective Time, Parent shall, or shall cause one or more of its Subsidiaries to, assume and honor all Company Benefit Plans set forth on Section 5.13(a) of the Company Disclosure Schedule in accordance with their terms as in effect immediately before the Effective Time.

(b)       Parent shall use commercially reasonable efforts to (i) cause any pre-existing and actively at work conditions or limitations and eligibility and participation waiting periods under any group health plans or other welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or any of its Subsidiaries in which Continuing Employee may participate after the Effective Time to be waived with respect to the Continuing Employees and their eligible spouse, dependents and beneficiaries, and to (ii) give each Continuing Employee and their eligible spouse, dependents and beneficiaries credit for the plan year in which they first participate in any group health plans or other welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or any of its Subsidiaries towards applicable deductibles, co-payments, and annual out-of-pocket limits for medical expenses incurred prior to their participation for which payment has been made. Parent shall give, or shall cause to be given, each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries that is no less than that to which such Continuing Employee was entitled before the Effective Time, for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan (including without limitation for purposes of level of vacation, paid time-off and severance to which the Continuing Employee may be entitled), as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)        Prior to the Effective Time, if requested by Parent in writing no less than thirty days before the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries (excluding the Surviving Corporation and its Subsidiaries) shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) have its Board of Directors adopt resolutions to cause the Company’s 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that the Board of Directors has adopted resolutions to terminate such plan (the form and substance of which shall be subject to review and approval by Parent, which approval may not be unreasonably withheld or delayed) not later than the day immediately preceding the Effective Time.

(d)       In the event that Parent requests that the Company 401(k) Plan be terminated pursuant to Section 7.10(c), the Company and Parent shall take all actions as may be reasonably required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, Parent Common Stock, the Continuing Employee’s plan loan promissory note, or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan. In the event that Parent requests that the Company 401(k) Plan be terminated, each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 7.10(b)). Prior to making any broad-based written or formal oral communications to the directors or employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall cooperate in providing any such mutually agreeable communication.

(e)       Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms and applicable Law, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any Continuing Employee, any spouse, beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.11.       Indemnification; Directors’ and Officers’ Insurance.

(a)       During the Tail Period, Parent shall, and to the fullest extent that the Company would have been permitted under the Company’s Organizational Documents in effect as of the date of this Agreement, Parent shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless the Indemnified Parties (acting in their capacities as such) against any reasonable and documented costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement or liabilities incurred in connection with, arising out of or otherwise related to any actual or threatened Proceeding arising out of, related to or in connection with matters existing or any action or omission occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) advance reasonable, documented out-of-pocket expenses as incurred in connection therewith (upon receipt from such Indemnified Party of a request therefor, accompanied by invoices or other relevant documentation); provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses. During the Tail Period, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s Organizational Documents in effect as of the date hereof, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were Indemnified Parties; provided, further, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

(b)       Prior to the Effective Time, the Company shall use commercially reasonable efforts and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of the directors’ and officers’ liability and fiduciary coverage of the Company’s existing directors’ and officers’ insurance policies (“D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time (including covering the Merger and the transactions contemplated hereby) from the Company’s D&O Insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed 300 percent of the current aggregate annual premium paid by the Company in respect of such coverage; provided, further, that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company for any reason fails to obtain or Parent for any reason fails to cause to be obtained such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time (including covering the Merger and the transactions contemplated hereby); provided, however, that in no event shall the annual cost of such D&O Insurance exceed during the Tail Period 300 percent of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)       If Parent or the Surviving Corporation or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Corporation shall assume all the obligations set forth in this Section 7.11.

(d)       The provisions of this Section 7.11 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.11.

7.12.       Treatment of Certain Existing Indebtedness; Financing.

(a)       2L Credit Agreement Modification.

(i)       The Company shall, as soon as reasonably practicable after the receipt of a written request from Parent to do so, use reasonable best efforts to seek the consent of the requisite lenders under the FRG Second Lien Credit Agreement, on such terms and conditions as may be specified by Parent, to amend, waive, consent to or otherwise modify the FRG Second Lien Credit Agreement, in each case as contemplated by the Debt Commitment Letter and shall use reasonable best efforts to seek the consent of the requisite lenders under the FRG Second Lien Credit Agreement to obtain such other amendments, waivers, consents or modifications of the applicable provisions of such FRG Second Lien Credit Agreement as may be reasonably requested by Parent in connection with the transactions contemplated by this Agreement (collectively with all related documentation, marketing materials, amendments or supplements thereto, the “2L Credit Agreement Modification”). The Company will use reasonable best efforts to provide all necessary cooperation, including providing consent to or executing any documentation necessary to effect any assignment of indebtedness under the FRG Second Lien Credit Agreement contemplated by or sought in connection with, and subject to the terms of, the Debt Commitment Letter.

(ii)       The 2L Credit Agreement Modification shall be prepared by Parent and reviewed by the Company.

(iii)       The Company shall, and shall cause its Subsidiaries to, undertake reasonable best efforts to (a) assist Parent with the preparation of the 2L Credit Agreement Modification and (b) enter into the 2L Credit Agreement Modification, including to (1) execute an amendment to the FRG Second Lien Credit Agreement (that will become effective only upon the occurrence of the Closing), (2) deliver all documentation reasonably requested by Parent in connection with or that is necessary to consummate the 2L Credit Agreement Modification, including delivery of corporate resolutions of the Company and its Subsidiaries authorizing the 2L Credit Agreement Modification, customary officer’s certificates of the Company and its Subsidiaries, notices, and any other customary documents that are required to be delivered in connection with the 2L Credit Agreement Modification under the terms thereof and/or the terms of the FRG Second Lien Credit Agreement, which will become effective only upon the occurrence of the Closing and (3) use reasonable best efforts to cause the agent and required lenders under the FRG Second Lien Credit Agreement to enter into such amendment prior to or substantially simultaneously with execution thereof by the Company. The effectiveness of the 2L Credit Agreement Modification will be expressly conditioned on the occurrence of the Closing. The Company and its Affiliates and representatives will not be required to cooperate with respect to any action contemplated in this Section 7.12 that would reasonably be expected to be in violation of the terms of the FRG Second Lien Credit Agreement or any other Existing Indebtedness or any applicable Law. In no event shall the consummation of the 2L Credit Agreement Modification be a condition to any of Parent or Merger Sub’s obligations under this Agreement.

(iv)       Parent shall, promptly upon written request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including professional fees and expenses of accountants, attorneys, and other advisors) to the extent such costs are incurred by the Company or any of its Subsidiaries in connection with activities of the Company, the Company’s Subsidiaries and its and their respective Representatives (including counsel) in connection with this Section 7.12 and Section 7.13 (provided that such reimbursement shall not include general auditor and legal expenses of the Company or its Subsidiaries that would have been incurred regardless of whether cooperation was requested in connection with this Section 7.12 or Section 7.13), and Parent will indemnify and hold harmless the Company, the Company’s Subsidiaries and its and their respective Representatives (collectively, the “Financing Indemnitees”) from and against any and all losses, damages, claims, costs (including cost of investigation), settlement payments, injuries, liabilities, judgements, awards, penalties, Taxes, fines or expenses (including reasonable outside attorneys’ fees and disbursements) suffered or incurred by any of them in connection with the arrangement or consummation of the Debt Financing, any action taken by them at the request of Parent or their representatives pursuant to this Section 7.12 or Section 7.13, and any information used in connection therewith. Each Financing Indemnitee is intended to be a third-party beneficiary of this Section 7.12(a)(iv) with full rights of enforcement as if a Party.

(b)       Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on or prior to the Closing Date, to the extent required, when taken together with the other sources of funds available to Parent on the Closing Date, to pay the Financing Amounts on the Closing Date, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and Equity Commitment Letter in accordance with their respective terms; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Financing contemplated by the Equity Commitment Letter and Debt Commitment Letter (the “Definitive Agreements”) and Fee Letter, in each case, consistent with the terms and conditions contained therein and without any Prohibited Modification; (iii) satisfy (or if determined advisable by Parent, obtain the waiver of) all conditions to funding contained in the Debt Commitment Letter and Equity Commitment Letter and such Definitive Agreements that are within Parent’s control and comply with its obligations thereunder; (iv) enforce its rights pursuant to the Debt Commitment Letter and Equity Commitment Letter; and (v) in the event that all conditions to funding contained in the Debt Commitment Letter and Equity Commitment Letter have been satisfied or waived, as applicable, consummate the Financing on or prior to the Closing Date, including causing the Debt Financing Sources party to the Debt Commitment Letter to fund the Debt Financing and the Equity Financing Sources to fund the Equity Financing in an amount sufficient, when taken together with any other sources of funds available to Parent and Merger Sub on the Closing Date, to fund the Financing Amounts. To the extent requested in writing by the Company from time to time, Parent shall keep the Company reasonably informed about the status of its efforts to consummate the Financing, including any Alternative Financing.

(c)       In the event that any portion of the Financing contemplated by the Debt Commitment Letter or the Equity Financing becomes unavailable, Parent and Merger Sub will (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts to obtain alternative financing (in an amount sufficient to pay the Financing Amounts when taken together with (x) the available portion of the Financing and (y) if the Closing is reasonably anticipated to occur within the next thirty (30) days, any other sources of funds available provided that such other sources are actually available at Closing) (any such alternative financing, the “Alternative Financing”) and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing not to include any Prohibited Modifications (as defined below) or conditions to the consummation thereof that are more onerous in any material respect than those set forth in the Debt Commitment Letter as of the date hereof; provided that in no event shall such reasonable best efforts require Parent to pay any fees or any interest rate in respect of the Debt Financing, taken as a whole, that exceeds those contemplated by the Debt Commitment Letter or the Fee Letter in any material amount.

(d)       Neither Parent nor Merger Sub shall, without the prior written consent of the Company, (i) consent to any amendment, supplement or modification to, or any waiver of any provision under, the Equity Commitment Letter, the Debt Commitment Letter or any Definitive Agreement if such amendment, supplement, modification or waiver (1) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing , (2) reduces the amount of the Financing , (3) affects the ability of Parent or Merger Sub to enforce its rights against the other parties to the Equity Commitment Letter, the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented, or otherwise modified or waived, relative to the ability of Parent or Merger Sub to enforce their rights against the other parties to the Equity Commitment Letter or the Debt Commitment Letter, as applicable, as in effect on the date hereof or (4) would otherwise reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement (the effects described in clauses (1) through (4), collectively, the “Prohibited Modifications”) or (ii) terminate or cause the termination of the Debt Commitment Letter, the Equity Commitment Letter or any Definitive Agreement; provided, however, that, for the avoidance of doubt, Parent or Merger Sub may amend and/or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date of this Agreement or to increase the amount of commitments under the Debt Commitment Letter or the Equity Commitment Letter. Parent and Merger Sub shall promptly deliver to the Company copies of any such amendment, supplement, termination modification or waiver to the Debt Commitment Letter, the Equity Commitment Letter or any Definitive Agreement (subject to redaction of the fee amounts, pricing caps and other economic terms that are customarily redacted in connection with transactions of this type and that would not in any event be reasonably expected to affect the conditionality, enforceability, availability, termination or amount of the Financing).

(e)       To the extent Parent or Merger Sub obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 7.12 and without any Prohibited Modification, references to the “Financing,” “Debt Financing Sources Parties,” “Debt Commitment Letter,” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

7.13.       Financing Cooperation.

(a)       From the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their respective reasonable best efforts to, provide such customary cooperation and information as may be reasonably requested by Parent or Merger Sub in writing, to assist Parent in connection with arranging, obtaining and consummating the Debt Financing and the Equity Financing Syndication (as applicable), including using reasonable best efforts to:

(i)       assist Parent and Merger Sub in its preparation and execution of any credit agreement, guarantees, security agreements, closing certificates (including solvency certificates) and other certificates, resolutions, letters and documents;

(ii)       to the extent required by the Debt Financing, facilitate the pledging of collateral, effective no earlier than the Closing, including using reasonable best efforts to facilitate the delivery to the Debt Financing Sources or any other lenders in connection with the Financing at the Closing all certificates representing outstanding equity interests of the Company and its Subsidiaries and taking all reasonable actions that are necessary and customary to facilitate the release of all material Encumbrances;

(iii)       reasonably cooperate with the external and internal counsel of the Parent and Merger Sub and any financing source or any other lenders or investors in connection with the Financing in connection with providing back-up certificates and factual information related to any legal opinion that such counsel may be required to deliver in connection with the Financing and using reasonable best efforts to cause the local and internal counsel of the Company and its Affiliates to provide assistance to Parent;

(iv)       furnish the Guarantor, Parent, Merger Sub and the Debt Financing Sources or any other lenders or investors in connection with the Financing or the Equity Financing Syndication with any other historical financial information or other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by the Guarantor, Parent or Merger Sub in connection with the Financing or the Equity Financing Syndication, including as is required by Parent or Merger Sub to produce customary pro forma financial statements as required pursuant to the Debt Commitment Letter or as customary for the arrangement of loans contemplated by Debt Financing;

(v)       furnish to Parent, Merger Sub and the Debt Financing Sources or any other lenders in connection with the Financing, at least 4 Business Days prior to the Closing Date (to the extent requested at least 9 Business Days prior to the Closing Date), all documentation and other information about the Company and its Subsidiaries requested by Parent for purposes of satisfying requirements of bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations (including, without limitation, the PATRIOT Act and, if applicable, the Beneficial Ownership Regulation); and

(vi)       take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing and the proceeds thereof to be made available on the Closing Date.

(b)       The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to Section 7.12 or this Section 7.13 that would reasonably be expected to: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the 2L Credit Agreement Modification, the Equity Financing Syndication or the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that the Company will, to the extent otherwise required hereby, use commercially reasonable efforts to cause persons who will continue as officers or directors, as applicable, of the Company and its Subsidiaries after the occurrence of Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents, in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of Closing), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, the 2L Credit Agreement Modification or the Equity Financing Syndication prior to the Closing for which Parent is not obligated to provide reimbursement or indemnification or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent Parent is obligated to provide reimbursement or indemnification for such obligation or the effectiveness of such obligation under such agreement, certificate, document or instrument is subject to and conditioned upon the occurrence of Closing), (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the Existing Indebtedness, the organizational documents of the Company or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party, (vii) provide access to or disclose information that the Company or any of its Affiliates determines on advice of counsel would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates, (viii) require the delivery of any opinion of counsel, (ix) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (x) require the Company to prepare or deliver any Excluded Information. Nothing contained in Section 7.12 or this Section 7.13 or otherwise in this Agreement shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(c)       All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or their representatives pursuant to Section 7.12 or this Section 7.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent and its representatives shall be permitted to disclose such information to (i) the Debt Financing Sources subject to their confidentiality obligations under the Debt Commitment Letter and the Definitive Agreements, (ii) otherwise to the extent necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements reasonably satisfactory to the Company and (iii) investors in the Equity Financing Syndication that have signed a joinder to the Confidentiality Agreement or otherwise signed a customary confidentiality agreements with the Company as party or a third party beneficiary, which in any case, must be reasonably satisfactory to the Company.

(d)       Notwithstanding anything contrary in this Agreement or any Transaction Documents, the Guarantor and its Affiliates shall not sell, transfer or syndicate to any Person (other than the Rolling Stockholders) if such sale, transfer or syndication (i) would reasonably be expected to result in any delay in satisfying, or increase the risk of not satisfying, the conditions to the Closing set forth in Article VIII or (ii) cause any statement made or information provided to a regulatory authority prior to such assignment to become materially untrue or misleading; provided, further, any sale, transfer or syndication to a competitor of the Company must be subject to the prior approval of the Company and Parent.

7.14.       Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the transactions contemplated by this Agreement the Company and the Company Board (acting on the recommendation of the Special Committee) shall grant such approvals and shall take such actions as are necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.15.       Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.2(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof, (b) give Parent the opportunity to participate in the defense and/or settlement of any Transaction Litigation, (c) timely consult with Parent with respect to the defense and/or settlement of any Transaction Litigation and (d) shall consider in good faith Parent’s advice and recommendations with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.

7.16.       Section 16 Matters. The Company shall, prior to the Effective Time, take all such actions as may be reasonably necessary to cause any dispositions of Shares (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

7.17.       Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares and the Series A Preferred Shares from NASDAQ and the deregistration of the Shares and the Series A Preferred Shares under the Exchange Act as promptly as practicable after the Effective Time.

7.18.       Redemption of Series A Preferred Stock. Notwithstanding anything to the contrary in this Agreement, if Parent shall request in writing that the Company effect the redemption of all or any portion of the Series A Preferred Shares, the Company shall promptly take, or cause to be taken, such actions as may be required (and that are approved by Parent) to effect the redemption of such Series A Preferred Shares in accordance with the terms set forth in the Certificate of Designation, provided that, for the avoidance of doubt, any redemption of such Series A Preferred Shares shall be subject to the occurrence of the Closing. If Parent shall request that the Company effect the redemption of any Series A Preferred Shares, Parent shall cause the Surviving Corporation to pay the redemption price payable in respect thereof as determined pursuant to the Certificate of Designation when such redemption price shall become due and payable in accordance with the terms set forth therein.

Article VIII

Conditions to Effect the Closing

8.1.       Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a)       Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b)       Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated.

(c)       No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the transactions contemplated by this Agreement.

8.2.       Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.10(b) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) Section 5.2(a) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, in each case, except for de minimis inaccuracies, as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (iii) Section 5.1(a) (Organization, Good Standing and Qualification), Sections 5.2(c), (g) and (h) (Capital Structure), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.22 (Takeover Statute) and Section 5.23 (Brokers and Finders), shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iv) Article V (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 8.2(a)), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not result in a Material Adverse Effect.

(b)       Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)       No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

(d)       Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3.       Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following conditions:

(a)       Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” qualifiers or qualifiers of similar import set forth therein, shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), in each case, except for any failure of any such representations and warranties to be so true and correct that would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement by the Outside Date.

(b)       Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)       Parent and Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX

Termination

9.1.       Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of the Parties.

9.2.       Termination by Either the Company or Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a)       the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York time) on November 10, 2023 (the “Outside Date”), whether before or after the Requisite Company Vote has been obtained; provided, however, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement or extend the Outside Date pursuant to this Section 9.2(a) shall not be available to either the Company or Parent if it has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date (it being understood that for the purposes of this Section 9.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent);

(b)       the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement; or

(c)       if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and makes unlawful, prevents or impairs the consummation of the transactions contemplated by this Agreement and such Law or Order shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(c) shall not be available to the Company or Parent if it has breached representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of such final and non-appealable Law or Order (it being understood that for the purposes of this Section 9.2(c) any such breach by Merger Sub shall be deemed such a breach by Parent).

9.3.       Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by the Company:

(a)       if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur or if Parent has the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.4(a);

(b)       in order for the Company Board and the Special Committee to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case, so long as the Company has complied with the obligations contemplated by Section 7.2(d)(iii) and the Company pays or causes to be paid to Parent the Termination Fee by wire transfer of immediately available funds in accordance with Section 9.5(c)(iii); or

(c)       if (i) all of the conditions set forth in Section 8.1 and Section 8.2 (except for those conditions that by their nature are to be satisfied at the Closing) have been and continue to be satisfied, (ii) the Company has notified Parent in writing that all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or, with respect to the conditions set forth in Section 8.2, validly waived (or would be satisfied or validly waived if the Closing were to occur on the date of such notice) and it stands ready, willing and able to consummate the Merger at such time, (iii) the Company shall have given Parent written notice at least three Business Days prior to such termination stating that the Company’s intention is to terminate this Agreement pursuant to this Section 9.3(c) and (iv) Parent fails to consummate the Closing at the end of such three Business Day period following the delivery of such notice specified in clause (iii) above.

9.4.       Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by Parent:

(a)       if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur or if the Company has the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.3(a); or

(b)       at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board or the Special Committee shall have effected a Change of Recommendation and (ii) the Company shall have committed a Willful and Material Breach of the terms of Section 7.2.

9.5.       Notice of Termination; Effect of Termination and Abandonment.

(a)       In the event the Company or Parent intends to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.2 or Section 9.3, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b)       In the event this Agreement is terminated pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) subject to the terms set forth in Section 9.5(e), no such termination shall relieve any Party of any liability or damages resulting from any actual fraud or Willful and Material Breach of such Party; (ii) the provisions set forth in this Section 9.5(b), Section 7.12(a)(iv), Section 7.13(d), Section 9.5(c), Section 9.5(d), Section 9.5(e) and Article X shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement; and (iii) the Confidentiality Agreement and the Limited Guarantee shall survive any termination of this Agreement in accordance with their respective terms.

(c)       In the event this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to this Article IX:

(i)       by either the Company or Parent pursuant to Section 9.2(a) or Section 9.2(b) or by Parent pursuant to Section 9.4(a) and (A) an Acquisition Proposal shall have been made to the Company Board or the Special Committee, the Company or any Subsidiaries of the Company or to the stockholders of the Company or publicly disclosed or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal prior to, and not publicly withdrawn at least two Business Days prior to (1) the date of termination and abandonment, with respect to any termination and abandonment pursuant to Section 9.2(a) or Section 9.4(a) or (2) the Company Stockholders Meeting (including any postponement, recess or adjournment thereof taken in accordance with this Agreement), with respect to termination and abandonment pursuant to Section 9.2(b) and (B) within twelve months after any such termination and abandonment, (1) the Company or any of Subsidiaries shall have entered into an Alternative Acquisition Agreement for any Acquisition Proposal that is subsequently consummated (which, for this purpose shall include an Alternative Acquisition Agreement with the Person submitting a Withdrawn Proposal or its Affiliates), or (2) any Acquisition Proposal (which, for this purpose shall include an Alternative Acquisition Agreement with the Person submitting a Withdrawn Proposal or its Affiliates) shall have been consummated (with “fifty percent” being substituted in lieu of “twenty percent” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 9.5(c)(i)(B)), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within five Business Days of the consummation of such Acquisition Proposal;

(ii)       by the Company pursuant to Section 9.3(a) or Section 9.3(c), then the Parent shall pay or cause to be paid to the Company the Reverse Termination Fee by wire transfer of immediately available funds within five Business Days following the date of such termination; or

(iii)       by the Company pursuant to 9.3(b) or by Parent pursuant to Section 9.4(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within (A) in the case of a termination and abandonment by the Company pursuant to Section 9.3(b), prior to or concurrently with such termination, and (B) in the case of a termination and abandonment by Parent pursuant to Section 9.4(b), within five Business Days following the date of such termination.

(d)       The Parties acknowledge and agree that (i) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion and (ii) the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if Parent (or, if applicable, the Guarantor to the extent provided in and subject to the terms of the Guarantee) fails to promptly pay or cause to be paid the Reverse Termination Fee if and to the extent the same becomes due and payable by Parent pursuant to this Article IX, and, in order to obtain such amount, the Company commences a Proceeding that results in a judgment against Parent (or, if applicable, the Guarantor to the extent provided in and subject to the terms of the Guarantee) for the Reverse Termination Fee (or any portion thereof), Parent (or, if applicable, the Guarantor to the extent provided in and subject to the terms of the Guarantee) shall pay or cause to be paid to the Company its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, together with compounding interest on the Reverse Termination Fee (or any portion thereof), as the case may be, at the annual rate of two percent (2%) plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment (or such lesser rate as is the maximum permitted by applicable Law) (collectively, the “Company Recovery Costs”). Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive from Parent (or, if applicable, the Guarantor to the extent provided in and subject to the terms of the Guarantee) the Reverse Termination Fee (and, if applicable, the Company Recovery Costs) shall, to the extent the Reverse Termination Fee (and, if applicable, the Company Recovery Costs) is owed, constitute the sole and exclusive remedy of the Company against the Non-Recourse Parties (as defined herein) affiliated with the Guarantor Parties, Parent or Merger Sub for any breach, loss or damage suffered by the Company or any Subsidiary or Affiliate thereof or any other Person as a result of or relating to or arising out of this Agreement or any agreement executed in connection herewith or the transactions contemplated hereby or thereby, including for any matters forming the basis for the termination of this Agreement and abandonment of the transactions contemplated hereby or thereby, provided that, notwithstanding anything to the contrary in this Agreement or any Transaction Documents, (x) nothing shall relieve the parties thereto of their obligations under the Confidentiality Agreement or relieve the Guarantor (to the extent provided in and subject to the terms of the Guarantee), Parent or Merger Sub from any liability or damages to the Company resulting from any actual fraud or Willful and Material Breach of the Guarantor (to the extent provided in and subject to the terms of the Guarantee), Parent or Merger Sub, which, for the avoidance of doubt, shall not be limited by the amount of the Reverse Termination Fee and the Company Recovery Costs, in the aggregate. Without limiting the foregoing, in no event will the Company or any Subsidiary or Affiliate thereof seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any recovery or award (other than the payment by Parent (or the Guarantor to the extent provided in and subject to the terms of the Guarantee) of the Reverse Termination Fee, the Company Recovery Costs, payments required to be made pursuant to Section 7.12(a)(iv) or any damages in respect of any actual fraud or Willful and Material Breach of the Guarantor (to the extent provided in and subject to the terms of the Guarantee), Parent, or Merger Sub, against any Non-Recourse Parties affiliated with the Guarantor Parties, Parent or Merger Sub, and in no event will the Company or any Subsidiary or Affiliate thereof seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages (other than the payment by Parent (or the Guarantor to the extent provided in and subject to the terms of the Guarantee) of the Reverse Termination Fee, the Company Recovery Costs or payments required to be made pursuant to Section 7.12(a)(iv) or any damages in respect of any actual fraud or Willful and Material Breach of the Guarantor (to the extent provided in and subject to the terms of the Guarantee), Parent, or Merger Sub, in each case to the extent payable pursuant to the express terms of this Agreement or the Guarantee) against the Non-Recourse Parties affiliated with Guarantor Parties, Parent or Merger Sub as a result of or relating to or arising out of this Agreement or any agreement executed in connection herewith or the transactions contemplated hereby or thereby, including for any matters forming the basis for the termination of this Agreement and abandonment of the transactions contemplated hereby or thereby, provided that (w) nothing shall relieve the parties thereto of their obligations under the Confidentiality Agreement, (x) nothing contained herein shall limit the rights and remedies of the Company in the event of, or relieve the Guarantor (to the extent provided in and subject to the terms of the Guarantee), Parent or Merger Sub from, any liability or damages to the Company resulting from any actual fraud or Willful and Material Breach of the Guarantor, Parent or Merger Sub, and (y) nothing contained herein shall limit the rights and remedies of Parent or Merger Sub under the Debt Commitment Letter, the Equity Commitment Letter or the definitive agreements relating to the Debt Financing or the Equity Financing, nor limit Parent or Merger Sub (or any other party thereto other than the Company or any of its Subsidiaries) from seeking to recover any such damages or obtain equitable relief from or with respect to any Debt Financing Source or other financing source pursuant to the Debt Commitment Letter, the Equity Commitment Letter or the definitive agreements relating to the Debt Financing or the Equity Financing. Nothing in this Section 9.5(d) shall limit or otherwise affect the Company’s right to specific performance as provided in Section 10.7, except as provided in the following sentence. Notwithstanding anything in this Agreement or the Guarantee to the contrary, (A) while the Company may pursue both a grant of specific performance and payment of the Parent Termination Fee, under no circumstances shall the Company be entitled to receive both a grant of specific performance which results in the consummation of the Merger, on the one hand, and be awarded any monetary damages (including the Parent Termination Fee), on the other hand, and (B) in the event that the Company is entitled pursuant to this Agreement to both payment of any monetary damages (including monetary damages in respect of any actual fraud or Willful and Material Breach of the Guarantor, Parent, or Merger Sub) and payment of the Parent Termination Fee, the Parent Termination Fee to the extent paid shall reduce the damages to which the Company is entitled (if any) on a dollar for dollar basis.

(e)       The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion and (ii) the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay or cause to be paid the amount due pursuant to this Article IX, and, in order to obtain such amount, Parent commences a Proceeding that results in a judgment against the Company for the Termination Fee (or any portion thereof), the Company shall pay or cause to be paid to Parent its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, together with compounding interest on the Termination Fee (or any portion thereof), as the case may be, at the annual rate of two percent (2%) plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment (or such lesser rate as is the maximum permitted by applicable Law) (collectively, the “Parent Recovery Costs”). Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive from the Company the Termination Fee (and, if applicable, the Parent Recovery Costs) shall, to the extent the Termination Fee (and, if applicable, the Parent Recover Costs) is owed, constitute the sole and exclusive remedy of Parent or Merger Sub against the Non-Recourse Parties (as defined herein) affiliated with the Company for any breach, loss or damage suffered by Parent or any Subsidiary or Affiliate thereof or any other Person as a result of or relating to or arising out of this Agreement or any agreement executed in connection herewith or the transactions contemplated hereby or thereby, including for any matters forming the basis for the termination of this Agreement and abandonment of the transactions contemplated hereby or thereby, provided that, notwithstanding anything to the contrary in this Agreement or any Transaction Documents, (x) nothing shall relieve the parties thereto of their obligations under the Confidentiality Agreement or relieve the Company from any liability or damages to Parent or Merger Sub resulting from any actual fraud or Willful and Material Breach of the Company or any of its Subsidiaries and (y) the Company shall remain liable for any liability or damages to Parent or Merger Sub resulting from any actual fraud or Willful and Material Breach of the Company or any of its Subsidiaries (which, for the avoidance of doubt, shall not be limited by the amount of Termination Fee and the Parent Recovery Cost, in the aggregate).

Article X

Miscellaneous and General

10.1.       Survival. Those covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time in accordance with their respective terms. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time.

10.2.       Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2). Such communications must be sent to the respective Parties at the following street addresses or email addresses (as may be amended, supplemented or modified from time to time in writing); (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given in accordance with this Section 10.2 shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver);

if to the Company:

Franchise Group, Inc.
109 Innovation Court, Suite J, Delaware, Ohio 43015
Attention:	Tiffany McMillan-McWaters
Email:	tmcwaters@franchisegrp.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: David A. Katz
Zachary S. Podolsky
Email: DAKatz@wlrk.com
ZSPodolsky@wlrk.com

and

Troutman Pepper Hamilton Sanders LLP
600 Peachtree Street, NE, Suite 3000
Atlanta, Georgia 30308

Attention: David W. Ghegan
Email: david.ghegan@troutman.com

if to Parent or Merger Sub:

c/o Vintage Capital Management, LLC
8529 Southpark Circle, Suite 150 Orlando, Florida 32819
Attention:	Brian Kahn
Email:	bkahn@vintcap.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Patrick S. Brown

Email: brownp@sullcrom.com

and

Willkie Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Attention: Russell L. Leaf; Jared N. Fertman

Email: rleaf@willkie.com; jfertman@willkie.com

10.3.       Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4.       Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid by Parent.

10.5.       Amendment or Other Modification; Waiver.

(a)       At any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company, by action taken or authorized by the Company Board (acting on the recommendation of the Special Committee)); provided, that after the receipt of the Requisite Company Vote, no amendment shall be made that by applicable Law requires further approval by the holders of Shares without obtaining such further approval.

(b)       The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law and subject to the provisions of Section 7.11, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

(c)       Notwithstanding anything in this agreement to the contrary, the provisions of this Section 10.5, along with the provisions of Sections 9.5(d), 10.6(d), 10.8, 10.10 and 10.14, in each case solely as it related to any Debt Financing Source or Debt Financing Source Party, as applicable, may not be amended in a manner adversely affecting any such Debt Financing Source or Debt Financing Source Party, as applicable, without the written consent of such adversely affected related Debt Financing Source.

10.6.       Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)       This Agreement and all Proceedings against any other Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the state of Delaware, including, subject to Section 10.1, its statutes of limitations, without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b)       Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)       Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

(d)       Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that subject to Section 10.14, any Proceeding involving any Debt Financing Source Party arising out of, or relating to, the transactions contemplated hereby, the Debt Financing, the Debt Commitment Letter (or definitive agreements) related to the Debt Financing, or the performance of services thereunder, will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court; (ii) subject to Section 10.14, not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letter (or definitive agreements) related to the Debt Financing will be effective service of process against them for any such Proceeding brought in any such court; (iv) to waive and waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court; and (v) any such Proceeding will be governed and construed and enforced in accordance with the Laws of the State of New York. Additionally, each of the Parties hereto knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Action brought against the Debt Financing Source Parties in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.

10.7.       Specific Performance.

(a)       Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to breach such provisions, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that in addition to any other available remedies a Party may have in equity or at law and subject to the terms set forth in Section 10.7(b), each Party shall be entitled to (x) enforce specifically the terms and provisions of this Agreement or (y) an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts, without proof of actual damages or the inadequacy of monetary relief and without posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law or in equity.

(b)       Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable remedies in connection with the Company’s enforcing Parent’s and Merger Sub’s obligations to effect the Closing shall be subject to the following requirements, and notwithstanding anything to the contrary in Section 9.5(b), any failure of Parent or Merger Sub, or the Guarantor (or any of its Affiliates) to effect the Closing upon the closing conditions set forth in Section 8.1 and Section 8.2 having been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) shall not be deemed a Willful and Material Breach by Parent, Merger Sub, the Guarantor or their respective Affiliates unless: (i) all conditions in Section 8.1 and Section 8.2 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing is funded, (iii) the Company has irrevocably confirmed in a written notice that (A) the Company is ready, willing and able to consummate the Closing and (B) if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur, and (iv) Parent and Merger Sub have failed to consummate the Closing prior to the third Business Day following the delivery of such confirmation specified in clause (iii) above.

10.8.       Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, except that (a) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 7.11, (b) the provisions of Sections 9.5(d), 10.5, 10.6(d), 10.10, 10.14 and this Section 10.8 shall inure to the benefit of the Debt Financing Source Parties, (c) the Guarantor pursuant to Sections 7.5(a)(vi) and 7.13 and (d) the Non-Recourse Parties pursuant to Sections 9.5 and 10.14.

10.9.       Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10.       Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided, however, that (a) Parent may designate another Wholly Owned Subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation; and (b) Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time to any Debt Financing Source or other lender pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing. Notwithstanding anything in this Agreement to the contrary, Parent shall be responsible for, and shall indemnify and hold harmless the Company and its stockholders from and against, any and all incremental Taxes that result from an assignment by Parent (or any of its Affiliates) to a Person who is not a “United States person” (as defined in Section 7701(a)(30) of the Code), for the avoidance of doubt including any increase in the amount of Tax required to be deducted or withheld pursuant to Section 4.2(h).

10.11.       Entire Agreement.

(a)       This Agreement (including the Exhibits and Schedules), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Rollover Agreement, the Voting Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guarantee and the Confidentiality Agreement (collectively, the “Transaction Documents”) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

(b)       In the event of (a) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules, the Company Disclosure Schedule and the Parent Disclosure Schedule (other than an exception expressly set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule (as the case may be)), on the other hand, the statements in the body of this Agreement shall control or (b) any inconsistency between the statements in this Agreement, on the one hand, and the Rollover Agreement, the Voting Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

10.12.       Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13.       Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

10.14.       Non-recourse.

(a)       This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and none of the Company’s, Parent’s or Merger Sub’s former, current and future Affiliates, assignees, stockholders, limited partners, controlling persons, directors, officers, employees, agents, attorneys or any other Representatives (including, in the case of Parent, any of the Guarantor Parties or any of their Representatives or any Debt Financing Source Party) (collectively, the “Non-Recourse Parties”) (other than the Guarantor to the extent provided in and subject to the terms of the Guarantee or the Equity Commitment Letter) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of (x) the Company against Parent or Merger Sub or (y) Parent and Merger Sub against the Company, in no event shall any Party or any of its Affiliates, and each Party agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party affiliated with the other Party (other than, in the case of the Company, to the extent provided in and subject to the terms of the Guarantee or the Equity Commitment Letter).

(b)       The Company, on behalf of itself and its Subsidiaries and controlled Affiliates, (a) agrees that none of the Debt Financing Source Parties will have any liability to the Company or any Company Related Party, relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (b) (i) waives any and all rights or claims against any Debt Financing Source Party in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and (ii) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source Party in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder Agreement (it being understood that nothing in this Section 10.14 shall limit the rights or obligations of Parent under this Agreement, or any of the parties to the Debt Commitment Letter, Fee Letter or any other definitive agreement entered into in connection with the Debt Financing).

10.15.       Effect of Breach of Specified Persons. Notwithstanding anything in this Agreement to the contrary, to the extent any actions or omissions of any Specified Person taken after the date of this Agreement and taken by or at the direction of BK or with BK’s consent, or any actions or omissions of other persons taken at the direction or with the consent of any Specified Person, would constitute a breach by the Company of a covenant or agreement contained in this Agreement, the Voting Agreement, the Equity Commitment Letter, the Limited Guarantee or the Rollover Agreement, or would result in any of the representations or warranties of the Company contained in this Agreement, the Voting Agreement, the Equity Commitment Letter, the Limited Guarantee or the Rollover Agreement becoming inaccurate for which the Company otherwise would have been responsible (a “BK Breach”), such breach or inaccuracy shall be disregarded as a basis for providing Parent or Merger Sub with any rights or remedies, or relieving Parent or Merger Sub of any obligations, or otherwise providing a benefit to Parent or Merger Sub under this Agreement. Without limiting the foregoing, Parent or Sub shall not have any right to rely on any failure of the closing conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (or terminate this Agreement under Section 9.4(q) a result thereof) or claim any damage or seek any other remedy at law or in equity to the extent that such failure, damage or injury arises from any BK Breach.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

Franchise Group, Inc.

By:	/s/ Eric Seeton
	Name:	Eric Seeton
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

FREEDOM VCM, INC.

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	President

FREEDOM VCM SUBCO, INC.

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	President

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FRANCHISE GROUP, INC.

* * * * * * * *

It is hereby certified that:

1.       The name of the corporation (hereinafter called the “Corporation”) is Franchise Group, Inc.

2.       The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on September 23, 2010, under the name of JTH Holdings, Inc. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 14, 2011. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 18, 2018 (the “Second Amended and Restated Certificate”), under the name of Liberty Tax, Inc. The Certificate of Amendment to the Second Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on September 19, 2019.

3.       This Third Amended and Restated Certificate of Incorporation of the Corporation (this “Third Amended and Restated Certificate”), which both restates and amends the provisions of the Second Amended and Restated Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”), and by the written consent of its stockholders in accordance with Section 228 of the DGCL.

4.       This Third Amended and Restated Certificate restates, integrates, and amends the provisions of the Second Amended and Restated Certificate. Certain capitalized terms used in this Third Amended and Restated Certificate are defined where appropriate herein.

5.       This Third Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

6.       The text of the Second Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

Article I

The name of the corporation (the “Corporation”) is: Franchise Group, Inc.

Article II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, each of which shall have a par value of $0.0001 per share (the “Common Stock”).

Article V

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

Article VI

Elections of directors need not be by written ballot.

Article VII

1.       Right of Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, manager, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence or Section 2 of this Article VII, except as otherwise provided in Section 3 of this Article VII, the Corporation shall be required to indemnify, or advance expenses to, a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors.

2.       Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

3.       Claims. If a claim for indemnification (following the final disposition of the Proceeding with respect to which indemnification is sought, including any settlement of such Proceeding) or advancement of expenses under this Article VII is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under this Article VII and applicable law.

4.       Non-Exclusivity of Rights. The rights conferred on any Covered Person by this Article VII shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, any other provision of this Third Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, vote of stockholders or disinterested directors or otherwise.

5.       Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of this Article VII after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

6.       Other Indemnification and Advancement of Expenses. This Article VII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Article VIII

the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the by-laws of the Corporation or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

IN WITNESS WHEREOF, Franchise Group, Inc. has caused this Third Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

FRANCHISE GROUP, INC.

By:	______________________________
Name: [●]
Title: [●]